AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 29, 1996
                                                       REGISTRATION NO. 33-64759

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:

                        MUNICIPAL INVESTMENT TRUST FUND
                            MULTISTATE SERIES - 201
                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

MERRILL LYNCH, PIERCE, FENNER & SMITH          SMITH BARNEY INC.
            INCORPORATED               388 GREENWICH STREET--23RD FLOOR
         DEFINED ASSET FUNDS                 NEW YORK, N.Y. 10013
            P.O. BOX 9051
     PRINCETON, N.J. 08543-9051


PAINEWEBBER INCORPORATED   PRUDENTIAL SECURITIES  DEAN WITTER REYNOLDS INC.
   1285 AVENUE OF THE          INCORPORATED            TWO WORLD TRADE
        AMERICAS             ONE SEAPORT PLAZA       CENTER--59TH FLOOR
  NEW YORK, N.Y. 10019       199 WATER STREET       NEW YORK, N.Y. 10048
                           NEW YORK, N.Y. 10292

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.      LAURIE A. HESSLEIN       LEE B. SPENCER, JR.
      P.O. BOX 9051        388 GREENWICH STREET       ONE SEAPORT PLAZA
PRINCETON, N.J. 8543-9051   NEW YORK, NY 10013        199 WATER STREET
                                                    NEW YORK, N.Y. 10292
                                                         COPIES TO:
   DOUGLAS LOWE, ESQ.        ROBERT E. HOLLEY      PIERRE DE SAINT PHALLE,
130 LIBERTY STREET--29TH     1200 HARBOR BLVD.              ESQ.
          FLOOR            WEEHAWKEN, N.J. 07087    450 LEXINGTON AVENUE
  NEW YORK, N.Y. 10019                              NEW YORK, N.Y. 10017

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED: Indefinite

G. AMOUNT OF FILING FEE: $500 (as required by Rule 24f-2)

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the registration statement.


/ x / Check box if it is proposed that this filing will become effective at 9:30 a.m. on February 29, 1996 pursuant to Rule 487.

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
                                                   DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------

MUNICIPAL INVESTMENT          ESTIMATED CURRENT RETURN shows the estimated
TRUST FUND                    annual cash to be received from interest-bearing
MULTISTATE SERIES 201         bonds in the Portfolio (net of estimated annual
(UNIT INVESTMENT              expenses) divided by the Public Offering Price
TRUSTS)                       (including the maximum sales charge).
------------------------------ESTIMATED LONG TERM RETURN is a measure of the
/ / EXEMPT FROM REGULAR       estimated return over the estimated life of the
      FEDERAL INCOME TAX      Fund. This represents an average of the yields to
      AND SOME STATE TAXES    maturity (or in certain cases, to an earlier call
/ / DEFINED PORTFOLIOS OF     date) of the individual bonds in the Portfolio,
      MUNICIPAL BONDS         adjusted to reflect the maximum sales charge and
/ / MONTHLY INCOME            estimated expenses. The average yield for the
CALIFORNIA INSURED TRUST      Portfolio is derived by weighting each bond's
5.07%                         yield by its market value and the time remaining
  ESTIMATED CURRENT RETURN    to the call or maturity date, depending on how the
  5.06%                       bond is priced. Unlike Estimated Current Return,
  ESTIMATED LONG TERM RETURN  Estimated Long Term Return takes into account
CONNECTICUT TRUST             maturities, discounts and premiums of the
4.91%                         underlying bonds.
  ESTIMATED CURRENT RETURN    No return estimate can be predictive of your
  4.95%                       actual return because returns will vary with
  ESTIMATED LONG TERM RETURN  purchase price (including sales charges), how long
FLORIDA INSURED TRUST         units are held, changes in Portfolio composition,
4.94%                         changes in interest income and changes in fees and
  ESTIMATED CURRENT RETURN    expenses. Therefore, Estimated Current Return and
  4.91%                       Estimated Long Term Return are designed to be
  ESTIMATED LONG TERM RETURN  comparative rather than predictive. A yield
VIRGINIA TRUST                calculation which is more comparable to an
5.03%                         individual bond may be higher or lower than
  ESTIMATED CURRENT RETURN    Estimated Current Return or Estimated Long Term
  5.06%                       Return which are more comparable to return
  ESTIMATED LONG TERM RETURN  calculations used by other investment products.
AS OF FEBRUARY 28, 1996


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-221-7771.
Prudential Securities          Prospectus dated February 29, 1996.
Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM

Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $100 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. Each portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal portfolios
o Corporate portfolios
o Government portfolios
o Equity portfolios
o International portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.

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Defined Multistate Series
----------------------------------------------------------------

Our defined portfolios of municipal bonds offers you a simple and convenient way to earn tax-free monthly income. And by purchasing Defined Asset Funds, you not only receive professional selection but also gain the advantage of reduced risk by investing in bonds of several different issuers.

INVESTMENT OBJECTIVE

To provide interest income exempt from regular federal income taxes through investment in a fixed portfolio consisting primarily of municipal bonds issued by or on behalf of a single State and its local governments and authorities. Units may also be exempt from certain state and local taxes for residents of the State.

DIVERSIFICATION

Each Portfolio contains a number of different bond issues. Spreading your investment among different issuers reduces your risk, but does not eliminate it, especially since each Portfolio contains bonds of only one State. Because of maturities, sales or other dispositions of bonds, the size, composition and return of the Portfolio will change over time.

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Defining Your Portfolio
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PROFESSIONAL SELECTION AND SUPERVISION

Each Portfolio contains a variety of bonds selected by experienced buyers and research analysts. The Fund is not actively managed; however, it is regularly reviewed and a bond can be sold if retaining it is considered detrimental to investors' interests.

MONTHLY FEDERALLY TAX-FREE INTEREST INCOME

Each Portfolio pays monthly income, even though the bonds generally pay interest semi-annually.

INSURANCE

The bonds included in certain Trusts may be insured. This insurance guarantees the timely payment of principal and interest of the bonds, but does not guarantee the value of the bonds or the units. Insurance does not cover accelerated payments of principal or any increase in interest payments or premiums payable on mandatory redemptions, including if interest on a bond is determined to be taxable. (See Bonds Backed by Letters of Credit or Insurance in Part B).

BOND CALL FEATURES

It is possible that during periods of falling interest rates, a bond with a coupon higher than current market rates will be prepaid or 'called', at the option of the bond issuer, before its expected maturity. When bonds are initially callable, the price is usually at a premium to par which then declines to par over time. Bonds may also be subject to a mandatory sinking fund or have extraordinary redemption provisions. For example, if the bond's proceeds are not able to be used as intended the bond may be redeemed. This redemption and the sinking fund are often at par.

CALL PROTECTION

Although many bonds are subject to optional refunding or call provisions, we have selected bonds with call protection. This call protection means that any bond in a Portfolio generally cannot be called for a number of years and thereafter at a declining premium over par.

TAX INFORMATION

Based on the opinion of bond counsel, income from the bonds held by this Fund is generally 100% exempt under existing laws from regular federal income tax and certain state and local personal income taxes for residents of a particular State. Any gain on a disposition of the underlying bonds or units will be subject to tax.

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Defining Your Investment
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PUBLIC OFFERING PRICE


The Public Offering Price as of February 28, 1996, the business day prior to the Initial Date of Deposit, is based on the aggregate offer side value of the underlying bonds in the Portfolio, plus a sales charge on the value of the underlying bonds, plus cash, divided by the number of units outstanding. The Public Offering Price on any subsequent date will vary. An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. The underlying bonds are evaluated by an independent evaluator at 3:30 p.m. Eastern time on every business day.


UNIT PAR VALUE

The par value of your unit--the amount of money you will receive by termination of the Trust, assuming all the bonds are paid at maturity or are redeemed by the issuer at par or sold by the Fund at par to meet redemptions--is $1,000.

LOW MINIMUM INVESTMENT
You can get started with a minimum purchase of about $1,000.

REINVESTMENT OPTION
You can elect to automatically reinvest your distributions into a separate portfolio of federally tax-exempt bonds. Most or all of the bonds in that portfolio, however, will not be insured or exempt from state and local taxes. Reinvesting helps to compound your income free of federal income taxes.

PRINCIPAL DISTRIBUTIONS
Principal from sales, redemptions and maturities of bonds in the Portfolios will be distributed to investors periodically when the amount to be distributed is more than $5.00 per unit.

TERMINATION DATE
The Portfolios will generally terminate no later than the maturity date of the last maturing bond listed in the Portfolio. The Portfolios may be terminated if the value is less than 40% of the face amount of bonds deposited.

SPONSORS' PROFIT OR LOSS
The Sponsors' profit or loss associated with each Portfolio will include the receipt of applicable sales charges, any fees for underwriting or placing bonds, fluctuations in the Public Offering Price or secondary market price of units and a gain or loss on the deposit of the bonds (see Underwriters' and Sponsors' Profit in Part B).

SELLING YOUR INVESTMENT
You may sell your units at any time. Your price is based on the then current net asset value of the Portfolio (generally based on the lower, bid side evaluation of the bonds, as determined by an independent evaluator, plus principal cash, if any, as well as accrued interest). There is no fee for selling your units.

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Defining Your Risks
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RISK FACTORS

Unit price fluctuates and could be adversely affected by increasing interest rates as well as the financial condition of the issuers of the bonds and any insurance companies backing certain of the bonds. Because of the possible maturity, sale or other disposition of securities, the size, composition and return of the portfolio may change at any time. Because of the sales charges, returns of principal and fluctuations in unit price, among other reasons, the sale price will generally be less than the cost of your units. Unit prices could also be adversely affected if a limited trading market exists in any security to be sold. There is no guarantee that the Fund will achieve its investment objective.

In addition, each Portfolio has fewer bond issues than a national fund, and is concentrated in bonds of issuers located in only one State. There may be additional risk from decreased diversification as well as from factors particular to that State.

UNDERWRITING ACCOUNT

One or more of the Sponsors has participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which approximately 30% of the bonds in the Florida Trust were acquired.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
P.O. Box 9051,
Princeton, NJ 08543-9051                                                  54.60%

SMITH BARNEY INC.
388 Greenwich Street--23rd Floor,
New York, NY 10013                                                        15.85%

PAINEWEBBER INCORPORATED
1285 Avenue of the Americas,
New York, NY 10019                                                        14.41%

PRUDENTIAL SECURITIES INCORPORATED
One Seaport Plaza--199 Water Street,
New York, NY 10292                                                         6.49%

DEAN WITTER REYNOLDS INC.
Two World Trade Center--59th Floor,
New York, NY 10048                                                         8.65%
                                                                        -------
                                                                         100.00%
                                                                        -------

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                        Defined California Insured Trust
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PORTFOLIO DIVERSIFICATION

The Portfolio contains 7 California bond issues.

TYPES OF BONDS

The Portfolio consists of $4,000,000 face amount of municipal bonds of the following types:
                                              APPROXIMATE
                                       PORTFOLIO PERCENTAGE
/ / Municipal Water/Sewer Utilities               15%
/ / Special Tax Issues                            15%
/ / Lease Rental Appropriation                    12%
/ / Hospitals/Health Care Facilities              28%
/ / Universities/Colleges                         15%
/ / Housing                                       15%

AAA-RATED AND INSURED
As a result of insurance on the bonds, the units are rated AAA by Standard & Poor's Ratings group.

The approximate percentage of the aggregate face amount insured by each insurance company is:

  MBIA Insurance Corporation                            70%
  Connie Lee Insurance Company                          30%

PORTFOLIO CONCENTRATIONS

The Fund is concentrated in Hospital/Health Care Facility bonds and is therefore dependent to a significant degree on revenues generated from those particular activities (see Risk Factors in Part B). The Portfolio is also concentrated in bonds of California issuers and is subject to additional risk from decreased diversification as well as from factors that may be particular to California, which are briefly described on page A-6.

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Defining Your Income
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WHAT YOU MAY EXPECT
(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):

First Distribution per unit
(March 25, 1996):                                        $    1.61
Regular Monthly Income per unit
(Beginning on April 25, 1996):                           $    4.39
Annual Income per unit:                                  $   52.70

These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.
Estimated cash flows are available upon request from the Sponsors.

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Defining Your Costs
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SALES CHARGE

Although the Trust is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                            As a %
                                        of Initial             As a %
                                     Offering Period     of Secondary
                                            Public      Market Public
                                     Offering Price     Offering Price
                                     -----------------  -----------------
Maximum Sales Charges                         4.50%              5.50%

The Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                       As a %
                                   of Average
                                  Net Assets*          Per Unit
                                -----------------  ---------------
Trustee's Fee                            .070%        $    0.69
Maximum Portfolio Supervision
  and Bookkeeping Fees                   .045%             0.45
Evaluator's Fee                          .033%             0.33
Organizational Costs                     .020%             0.20
Other Operating Expenses                 .071%             0.70
                                -----------------  ---------------
TOTAL                                    .239%        $    2.37

---------------
* Based on the mean of the bid and offer side evaluations.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods:

 1 Year     3 Years    5 Years    10 Years
   $47        $52        $58         $74

The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

As of February 28, 1996, the Public Offering Price was $1,039.42, based on the aggregate offer side value of the bonds ($3,972,012.00), plus a maximum sales charge of 4.712% on the value of the underlying bonds, plus cash ($38,000.00), divided by the number of units outstanding (4,038). An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. Sponsors' profit on deposit was $39,572.00. The bid side redemption and secondary market repurchase price as of February 28, 1996 was $989.10 ($50.32 less than the Public Offering Price).

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                      Defined California Insured Portfolio
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Municipal Investment Trust Fund
Multistate Series--201
California Insured Trust                                       February 29, 1996

                                                               OPTIONAL            SINKING
                                           RATING             REFUNDING             FUND                COST
PORTFOLIO TITLE                         OF ISSUES (1)      REDEMPTIONS (2)     REDEMPTIONS (2)      TO FUND (3)
-------------------------------------------------------------------------------------------------------------------
1. $600,000 California Educl. Fac.
Auth., Rfdg. Rev. Bonds (Coll. of
Osteopathic Med. of the Pacific),
Ser. 1995 (Connie Lee Ins.), 5.75%,
6/1/18                                          AAA             6/1/05 @ 102          6/1/09     $       603,396.00
2. $600,000 California Hlth. Fac.
Fin. Auth., Ins. Hosp. Rev. Rfdg.
Bonds (Mills-Penninsula Hlth.
Sys.), Ser. 1995 A (Connie Lee
Ins.), 5.75%, 1/15/15                           AAA            1/15/05 @ 102         1/15/06             604,782.00
3. $600,000 California Hsg. Fin.
Agy., Home Mtge. Rev. Bonds, Ser.
1996 B (MBIA Ins.), 5.65%, 2/1/16               AAA             2/1/06 @ 102          8/1/12             604,500.00
4. $500,000 California Statewide
Cmntys. Dev. Auth., Sutter Hlth.
Obligated Grp. (MBIA Ins.), 5.50%,
8/15/22                                         AAA            8/15/05 @ 102         8/15/16             493,125.00
5. $500,000 San Bernardino Cnty.,
CA, Certs. of Part. (Med. Ctr. Fin.
Proj.), Ser. 1995 (MBIA Ins.),
5.50%, 8/1/15                                   AAA             8/1/05 @ 102          8/1/11             497,025.00
6. $600,000 Ventura Cnty., CA,
Thousand Oaks Redev. Agy., Thousand
Oaks Blvd. Redev. Proj., 1995 Tax
Alloc. Rfdg. Bonds (MBIA Ins.),
5.375%, 12/1/25                                 AAA            12/1/05 @ 102              --             584,736.00
7. $600,000 City of Los Angeles,
CA, Dept. of Wtr. and Pwr., Elec.
Plant Rfdg. Rev. Bonds, Ser. 1993
(MBIA Ins.), 5.375%, 9/1/23 (4)                 AAA             9/1/03 @ 102          9/1/14             584,448.00
                                                                                                 ------------------
                                                                                                 $     3,972,012.00
                                                                                                 ------------------
                                                                                                 ------------------

------------------------------------
(1) All ratings are by Standard & Poor's Ratings Group. (See Appendix A to Part B.)
(2) Bonds are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, bonds are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(3) Evaluation of the bonds by the Evaluator is made on the basis of current offer side evaluation. On this basis, approximately 45% of the bonds were deposited at a premium and 55% of the bonds were deposited at a discount from par.
(4) Interest on these bonds will not begin accruing until March 1, 1996. As a result of this lost income, the Trustee's fees and expenses will be reduced the first year by $0.05 per unit to compensate for interest that would have accrued on these bonds. (See Income, Distributions and Reinvestment--Income in Part B.)
                                      A-5

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                           California Taxes and Risks
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CALIFORNIA RISK FACTORS

     The State of California continues to confront budgetary concerns. State expenditures in recent years have exceeded projected amounts mainly because of increased health and welfare caseloads, lower property taxes (requiring State support for certain education expenses), lower than expected federal government payments for immigration related costs, significant additional costs associated with the construction and operation of correctional institutions and extraordinary expenditures related to the January 1994 Los Angeles earthquake and the recent severe flooding in various parts of the State. Also, in December 1994, Orange County, California and its Investment Pool filed for bankruptcy in connection with substantial losses experienced by the Pool. The County has since defaulted on certain of its obligations and substantial budget deficits may be experienced by the County and other public agencies which participate in the Pool. The ultimate financial impact of these events upon the County and other Pool investors and the State of California, generally, or the liquidity or value of their securities, cannot be predicted.

     To balance the budget, the Governor of California has proposed, among other things, a series of revenue shifts from local government, reliance on increased federal aid and reductions in state spending. Major adjustments reflected in recent budgets include a shift in property taxes from cities, counties, special districts and redevelopment agencies to school and community college districts, severe reductions in support for health and welfare programs and higher education, and various other cuts in services, suspensions of tax credits and payment deferrals.

     Certain California constitutional amendments, legislative measures, executive orders, administrative regulations and voter initiatives could have adverse effects on the California economy. Among these are measures that have established tax, spending or appropriations limits and prohibited the imposition of certain new taxes, authorized the transfers of tax liabilities and reallocations of tax receipts among governmental entities and provided for minimum levels of funding.

     Certain bonds in the Trust may be subject to provisions of California law that could adversely affect payments on those bonds or limit the remedies available to bondholders. Among these are bonds of health care institutions which are subject to the strict rules and limits regarding reimbursement payments of California's Medi-Cal Program for health care services to welfare beneficiaries, and bonds secured by liens on real property.

     General obligation bonds of the State of California are currently rated A1 by Moody's and A by Standard & Poor's.

CALIFORNIA TAXES

     In the opinion of O'Melveny & Myers, Los Angeles, California, special counsel on California tax matters, under existing California law:

     The Trust is neither a business trust nor an association taxable as a corporation for California tax purposes. Each holder will be considered the owner of a pro rata portion of the Trust Fund and will be deemed to receive his pro rata portion of the income therefrom. To the extent interest on the Debt Obligations is exempt from California personal income taxes, said interest is similarly exempt from California personal income taxes in the hands of the holders, except to the extent such holders are banks or corporations subject to the California franchise tax. Holders will be subject to California income tax on any gain on the disposition of all or part of his pro rata portion of a Debt Obligation in the Trust Fund. A holder will be considered to have disposed of all or part of his pro rata portion of each Debt Obligation when he sells or redeems all or some of his Units. A holder will also be considered to have disposed of all or part of his pro rata portion of a Debt Obligation when all or part of the Debt Obligation is sold by the Trust Fund or is redeemed or paid at maturity. The Debt Obligations and the Units are not taxable under the California personal property tax law.

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                         Defined Connecticut Trust
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PORTFOLIO DIVERSIFICATION

The Portfolio contains 6 Connecticut bond issues and 1 Puerto Rico bond issue.

TYPES OF BONDS

The Portfolio consists of $3,250,000 face amount of municipal bonds of the following types:
                                              APPROXIMATE
                                       PORTFOLIO PERCENTAGE
/ / State/Local Municipal Electric
Utilities                                         11%
/ / Hospital/Health Care Facilities               28%
/ / General Obligation                            31%
/ / Industrial Development Revenues               15%
/ / Lease Rental Appropriation                    15%

PORTFOLIO CONCENTRATIONS

The Portfolio is considered to be concentrated in Hospital/Health Care Facility bonds and is therefore dependent to a significant degree on revenues generated from those particular activities. The Portfolio is also concentrated in General Obligation bonds (see Risk Factors in Part B). The Portfolio is also concentrated in bonds of Connecticut issuers and is subject to additional risk from decreased diversification as well as from factors that may be particular to Connecticut, which are briefly described on page A-9.

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Defining Your Income
----------------------------------------------------------------

WHAT YOU MAY EXPECT
(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):

First Distribution per unit
(March 25, 1996):                                        $    1.55
Regular Monthly Income per unit
(Beginning on April 25, 1996):                           $    4.23
Annual Income per unit:                                  $   50.83

These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.
Estimated cash flows are available upon request from the Sponsors.

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Defining Your Costs
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SALES CHARGE

Although the Trust is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                         As a %
                                     of Initial             As a %
                                  Offering Period     of Secondary
                                         Public      Market Public
                                  Offering Price     Offering Price
                                  -----------------  -----------------
Maximum Sales Charges                      4.50%              5.50%

The Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.
ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                         As a %
                                     of Average
                                    Net Assets*          Per Unit
                                  -----------------  --------------
Trustee's Fee                              .070%       $     0.69
Maximum Portfolio Supervision
  and Bookkeeping Fees                     .045%             0.45
Evaluator's Fee                            .041%             0.40
Organizational Costs                       .020%             0.20
Other Operating Expenses                   .087%             0.86
                                  -----------------  --------------
TOTAL                                      .263%       $     2.60

---------------
* Based on the mean of the bid and offer side evaluations.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods:

 1 Year     3 Years    5 Years    10 Years
   $48        $53        $59         $77

The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

As of February 28, 1996, the Public Offering Price was $1,035.58, based on the aggregate offer side value of the bonds ($3,215,210.75), plus a maximum sales charge of 4.712% on the value of the underlying bonds, plus cash ($30,000.00), divided by the number of units outstanding (3,280). An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. Sponsors' profit on deposit was $32,365.10. The bid side redemption and secondary market repurchase price as of February 28, 1996 was $985.00 ($50.58 less than the Public Offering Price).

--------------------------------------------------------------------------------
                         Defined Connecticut Portfolio
--------------------------------------------------------------------------------
Municipal Investment Trust Fund
Multistate Series--201
Connecticut Trust                                              February 29, 1996

                                                               OPTIONAL            SINKING
                                           RATING             REFUNDING             FUND                COST
PORTFOLIO TITLE                         OF ISSUES (1)      REDEMPTIONS (2)     REDEMPTIONS (2)      TO FUND (3)
-------------------------------------------------------------------------------------------------------------------
1. $500,000 State of Connecticut
G.O. Bonds, Ser. 1995 B, 5.375%,
10/1/13                                       Aa(m)            10/1/05 @ 101              --     $       503,190.00
2. $395,000 Connecticut Hlth. and
Educl. Fac. Auth. Rev. Bonds,
Lawrence and Memorial Hosp. Issue,
Ser. D (MBIA Ins.), 5.00%, 7/1/13         AAA                   7/1/03 @ 102          7/1/08             381,637.15
3. $500,000 Connecticut Hlth. and
Educl. Fac. Auth., Kent Sch. Issue,
Ser. B (MBIA Ins.), 5.40%, 7/1/23         AAA                   7/1/05 @ 101          7/1/16             496,425.00
4. $500,000 Connecticut Hlth. and
Educl. Fac. Auth. Rev. Bonds,
Bridgeport Hosp. Issue, Ser. C
(Connie Lee Ins.), 5.375%, 7/1/25         AAA                   7/1/06 @ 102          7/1/20             483,840.00
5. $500,000 Connecticut Dev. Auth.,
Bridgeport Hydraulic Co. Proj.,
Ser. 1993 B (MBIA Ins.), 5.50%,
6/1/28                                    AAA                   6/1/03 @ 102              --             500,000.00
6. $505,000 Connecticut Dev. Auth.,
Gen. Fund, Ser. A, 5.55%, 12/15/15        AA-                 12/15/05 @ 102        12/15/11             509,302.60
7. $350,000 Puerto Rico Elec. Pwr.
Rev. Bonds, Ser. T, 5.50%, 7/1/20         A-                    7/1/04 @ 100          7/1/17             340,816.00
                                                                                                 ------------------
                                                                                                 $     3,215,210.75
                                                                                                 ------------------
                                                                                                 ------------------

------------------------------------
(1) All ratings are by Standard & Poor's Ratings Group unless followed by ('m'), which indicates a Moody's Investors Service rating or by ('f'), which indicates a Fitch Investors Service rating. Moody's and Fitch ratings have been furnished by the Evaluator but not confirmed with Moody's or Fitch. (See Appendix A to Part B.)
(2) Bonds are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, bonds are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(3) Evaluation of the bonds by the Evaluator is made on the basis of current offer side evaluation. On this basis, approximately 31% of the bonds were deposited at a premium, 15% at par and 54% at a discount from par.

--------------------------------------------------------------------------------
                          Connecticut Taxes and Risks
--------------------------------------------------------------------------------

CONNECTICUT RISK FACTORS

     The State of Connecticut and various of its municipalities are challenged by financial difficulties. Fiscal stress is reflected in the State's economic and revenue forecasts, a rising debt burden that reflects a significant increase in bond activity since 1987, a cumulative general fund deficit for the year ending June 30, 1991, of over $965 million, and uncertainty concerning the solutions for these imbalances. Accumulated surpluses in a budget stabilization fund created in 1983 to protect against future deficit problems were exhausted in 1990. The lack of a contingency fund balance, combined with reduced revenue-raising flexibility in the near term, places additional constraints on managing these financial problems and any others that may arise.

     Manufacturing was historically the most important economic activity within Connecticut but, in terms of number of persons employed, has steadily declined in the last ten years. Defense-related business has typically represented a relatively high proportion of the manufacturing sector, but reductions in defense spending now underway threaten to have a substantial and permanent adverse impact on Connecticut's economy. While unemployment in Connecticut as a whole has generally remained below the national level, certain geographic areas in the State have been affected by high unemployment and poverty.

     The tax revenues of Connecticut municipalities are derived only from ad valorem taxes on real and tangible personal property. Problems inherent with these impose practical limitations on the ability of Connecticut municipalities to raise additional tax revenues. Certain Connecticut municipalities have experienced severe fiscal difficulties and have reported operating and accumulated deficits. The most vulnerable of these has been the City of Bridgeport, which filed a bankruptcy petition in 1991. Although the State opposed the petition, the United States Bankruptcy Court for the District of Connecticut held that Bridgeport does have the authority to file such a petition. The U.S. Census Bureau reports that, at the time of the 1990 census, Connecticut's capital city of Hartford was the eighth poorest city in the nation based on the percentage of its residents living in poverty; the same report indicates that four of Connecticut's largest cities ranked among the 130 poorest cities in the nation by the same measure.

     The State and various municipalities are dependent in part on federal aid, and the municipalites are also dependent in part on State aid. The impact of political decisions or of necessity on the continuing availability of such aid could have an adverse effect on the State and its municipalities in the future.

     General obligation bonds of Connecticut are rated AA-by Standard & Poor's, Aa by Moody's, and AA by Fitch.

CONNECTICUT TAXES

     In the opinion of Day, Berry & Howard, special counsel on Connecticut tax matters, which is based explicitly on the opinion of Davis Polk & Wardwell regarding Federal income tax matters, under existing Connecticut law:

     1. The Connecticut Trust is not subject to any tax on or measured by net income imposed by the State of Connecticut.

     2. Interest income of the Connecticut Trust from Debt Obligations issued by or on behalf of the State of Connecticut, any political subdivision thereof, or public instrumentality, state or local authority, district, or similar public entity created under the laws of the State of Connecticut ('Connecticut Debt Obligations'), or from Debt Obligations issued by United States territories or possessions the interest on which Federal law would prohibit Connecticut from taxing if received directly by a Holder, is not taxable under the Connecticut tax on the Connecticut taxable income of individuals, trusts, and estates (the 'Connecticut Income Tax'), when any such interest is received by the Connecticut Trust or distributed by it to such a Holder.

     3. Gains and losses recognized by a Holder for Federal income tax purposes upon the maturity, redemption, sale, or other disposition by the Connecticut Trust of a Debt Obligation held by the Connecticut Trust or upon the redemption, sale, or other disposition of a Unit of the Connecticut Trust held by a Holder are taken into account as gains or losses, respectively, for purposes of the Connecticut Income Tax, except that, in the case of a Holder holding a Unit of the Connecticut Trust as a capital asset, such gains and losses recognized upon the maturity, redemption, sale, or exchange of a Connecticut Debt Obligation held by the Connecticut Trust are excluded from gains and losses taken into account for purposes of such tax and no opinion is expressed as to the treatment for purposes of such tax of gains and losses recognized, to the extent attributable to Connecticut Debt Obligations, upon the redemption, sale, or other disposition by a Holder of a Unit of the Connecticut Trust held by him.

     4. The portion of any interest income or capital gain of the Connecticut Trust that is allocable to a Holder that is subject to the Connecticut corporation business tax is includable in the gross income of such Holder for purposes of such tax.

     5. An interest in a Unit of the Connecticut Trust that is owned by or attributable to a Connecticut resident at the time of his death is includable in his gross estate for purposes of the Connecticut succession tax and the Connecticut estate tax.

     The Connecticut Income Tax was enacted in August, 1991. Generally a Holder recognizes gain or loss for purposes of this tax to the same extent as he recognizes gain or loss for Federal income tax purposes. Ordinarily this would mean that gain or loss would be recognized by a Holder upon the maturity, redemption, sale, or other disposition by the Connecticut Trust of a Debt Obligation held by it, or upon the redemption sale, or other disposition of a Unit of the Connecticut Trust held by the Holder.

     However, on June 19, 1992, Connecticut legislation was adopted that provides that gains and losses from the sale or exchange of Connecticut Debt Obligations held as capital assets will not be taken into account for purposes of the Connecticut Income Tax for taxable years starting on or after January 1, 1992. Regulations effective for taxable years starting on or after January 1, 1994, clarify that this provision also applies to gain or loss recognized by a Holder upon the maturity or redemption of a Connecticut Debt Obligation held by the Connecticut Trust. However, it is not clear whether this provision would apply, to the extent attributable to Connecticut Debt Obligations held by the Connecticut Trust, to gain or loss recognized by a Holder upon the redemption, sale, or other disposition of a Unit of the Connecticut Trust held by the Holder.

     By legislation adopted May 19, 1993, as amended by legislation adopted June 25, 1993 and June 9, 1994, Connecticut enacted the net Connecticut minimum tax, retroactive to taxable years beginning on or after January 1, 1993, which is applicable to individuals, trusts, and estates that are subject to the Connecticut Income Tax and required to pay the Federal alternative minimum tax. Income of the Connecticut Trust that is subject to the Federal alternative minimum tax in the case of such a Holder, other than interest from Connecticut Debt Obligations or from Debt Obligations of United States territories or possessions that Federal law would prohibit Connecticut from taxing if received directly by the Holder, could cause the Holder to be liable for the net Connecticut minimum tax.

     Holders are urged to consult their own tax advisors concerning these matters.

--------------------------------------------------------------------------------
                            Defined Florida Insured Trust
--------------------------------------------------------------------------------

PORTFOLIO DIVERSIFICATION

The Portfolio contains 7 Florida bond issues.

TYPES OF BONDS

The Portfolio consists of $3,250,000 face amount of municipal bonds of the following types:

    APPROXIMATE
                                       PORTFOLIO PERCENTAGE
/ / Airports/Ports/Highway Revenue
Bonds                                             16%
/ / General Obligation                            15%
/ / Hospitals/Health Care Facilities              39%
/ / Municipal Water and Sewer Utilities           15%
/ / Industrial Development Revenues               15%
AAA-RATED AND INSURED

As a result of insurance on the bonds, the units are rated AAA by Standard & Poor's Ratings group.

The approximate percentage of the aggregate face amount insured by each insurance company is:

  MBIA Insurance Corporation                            69%
  Financial Guaranty Insurance Company                  31%

PORTFOLIO CONCENTRATIONS

The Portfolio is considered to be concentrated in Hospital/Health Care Facility bonds and is therefore dependent to a significant degree on revenues generated from those particular activities (see Risk Factors in Part B). In addition, the Portfolio is concentrated in bonds of Florida issuers and is subject to additional risk from decreased diversification as well as from factors that may be particular to Florida, which are briefly described on page A-13.

----------------------------------------------------------------
Defining Your Income
----------------------------------------------------------------

WHAT YOU MAY EXPECT
(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):

First Distribution per unit
(March 25, 1996):                                        $    1.56
Regular Monthly Income per unit
(Beginning on April 25, 1996):                           $    4.26
Annual Income per unit:                                  $   51.15

These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.
Estimated cash flows are available upon request from the Sponsors.

----------------------------------------------------------------
Defining Your Costs
----------------------------------------------------------------
SALES CHARGE

Although the Trust is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                         As a %
                                     of Initial             As a %
                                  Offering Period     of Secondary
                                         Public      Market Public
                                  Offering Price     Offering Price
                                  -----------------  -----------------
Maximum Sales Charges                      4.50%              5.50%

The Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                         As a %
                                     of Average
                                    Net Assets*          Per Unit
                                  -----------------  --------------
Trustee's Fee                              .070%       $     0.69
Maximum Portfolio Supervision
  and Bookkeeping Fees                     .045%             0.45
Evaluator's Fee                            .041%             0.40
Organizational Costs                       .020%             0.20
Other Operating Expenses                   .087%             0.86
                                  -----------------  --------------
TOTAL                                      .263%       $     2.60

---------------
* Based on the mean of the bid and offer side evaluations.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods:

 1 Year     3 Years    5 Years    10 Years
   $48        $53        $59         $77

The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

As of February 28, 1996, the Public Offering Price was $1,034.93, based on the aggregate offer side value of the bonds ($3,213,137.50), plus a maximum sales charge of 4.712% on the value of the underlying bonds, plus cash ($29,000), divided by the number of units outstanding (3,279), An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. Sponsors' profit on deposit was $37,132.50. The bid side redemption and secondary market repurchase price as of February 28, 1996 was $984.78 ($50.15 less than the Public Offering Price).

--------------------------------------------------------------------------------
                       Defined Florida Insured Portfolio
--------------------------------------------------------------------------------
Municipal Investment Trust Fund
Multistate Series--201
Florida Insured Trust                                          February 29, 1996

                                                               OPTIONAL            SINKING
                                           RATING             REFUNDING             FUND                COST
PORTFOLIO TITLE                         OF ISSUES (1)      REDEMPTIONS (2)     REDEMPTIONS (2)      TO FUND (3)
-------------------------------------------------------------------------------------------------------------------
1. $500,000 Dade Cnty., FL, Seaport
G.O. Rfdg. Bonds, Ser. 1996 (MBIA
Ins.), 5.125%, 10/1/26                          AAA            10/1/06 @ 102         10/1/22     $       475,910.00
2. $250,000 Dade Cnty., FL, Pub.
Fac. Rev. Bonds (Jackson Mem.
Hosp.), Ser. 1993 (MBIA Ins.),
5.25%, 6/1/23                                   AAA             6/1/03 @ 102          6/1/19             241,202.50
3. $500,000 Dade Cnty., FL, Wtr.
and Swr. Sys. Rev. Bonds, Ser. 1995
(Financial Guaranty Ins.), 5.50%,
10/1/25                                         AAA            10/1/05 @ 102         10/1/23             500,000.00
4. $500,000 State of Florida, State
Bd. of Educ., Pub. Ed. Cap. Outlay
Bonds, 1992 Ser. E (Financial
Guaranty Ins.), 5.25%, 6/1/23                   AAA             6/1/03 @ 101          6/1/19             485,840.00
5. $500,000 Hillsborough Cnty., FL,
Indl. Dev. Auth., Poll. Ctl. Rev.
Rfdg. Bonds (Tampa Elec. Co.
Proj.), Ser. 1994 (MBIA Ins.),
6.25%, 12/1/34                                  AAA            12/1/04 @ 102              --             538,515.00
6. $500,000 City of Lakeland, FL,
Hosp. Rev. Rfdg. Bonds (Lakeland
Reg. Med. Ctr. Proj.), Ser. 1996
(MBIA Ins.), 5.25%, 11/15/25 (4)                AAA           11/15/06 @ 102        11/15/17             485,320.00
7. $500,000 South Broward, FL,
Hosp. Dist., Hosp. Rfdg. Rev.
Bonds, Ser. 1996 (MBIA Ins.),
5.25%, 5/1/21 (4)                               AAA             5/1/06 @ 102          5/1/17             486,350.00
                                                                                                 ------------------
                                                                                                 $     3,213,137.50
                                                                                                 ------------------
                                                                                                 ------------------

------------------------------------
(1) All ratings are by Standard & Poor's Ratings Group. (See Appendix A to Part B.)
(2) Bonds are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, bonds are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(3) Evaluation of the bonds by the Evaluator is made on the basis of current offer side evaluation. On this basis, 15% of the bonds were deposited at a premium, 15% at par and 70% at a discount from par.
(4) These bonds are expected to settle 2 to 14 days after the settlement date for units. The Trustee's fees and expenses will be reduced during the first year by $0.36 per unit to compensate for interest that would have accrued on the bonds between the settlement date for the units and the actual date of delivery of the bonds. (See Income, Distributions and Reinvestment--Income in Part B.)

--------------------------------------------------------------------------------
                            Florida Taxes and Risks
--------------------------------------------------------------------------------
FLORIDA RISK FACTORS

     The financial condition of the State of Florida is affected by various national, economic, social and environmental policies and conditions. Additionally, limitations placed by the State's Constitution on the State and its local governments covering income taxes, ad valorem taxes, bond indebtedness and other matters, as well as various statutory limitations, may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

     The economic vitality of the State and its various regions and, therefore, the ability of the State and its local govenments to satisfy the Bonds, are affected by numerous factors. South Florida is susceptible to international trade and currency imbalances and to economic problems in Central and South America due to its geographical location and its involvement with foreign trade, tourism and investment capital. The central and northern portions of the State, on the other hand, could be impacted by problems in the agricultural sector, including crop failures, severe weather conditions or other agriculture-related problems, particularly with regard to the citrus and sugar industries. The State's economy also has historically been somewhat dependent on the tourism and construction industries and is sensitive to trends in those sectors.

     General obligation bonds of the State are currently rated Aa by Moody's Investors Service and AA by Standard & Poor's.

FLORIDA TAXES

        In the opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida, special counsel on Florida tax matters, under existing Florida law:

        1. The Fund will not be subject to income, franchise or other taxes of a similar nature imposed by the State of Florida or its subdivisions, agencies or instrumentalities.

        2. Because Florida does not impose a personal income tax, non-corporate investors in Units of the Fund will not be subject to any Florida income taxes with respect to (i) amounts received by the Fund on the Bonds it holds; (ii) amounts which are distributed by the Fund to non-corporate investors in Units of the Fund or (iii) any gain realized on the sale or redemption of Bonds by the Fund or of a Unit of the Fund by a non-corporate investor. However, corporations as defined in Chapter 220, Florida Statutes
     (1995), which are otherwise subject to Florida income taxation will be subject to tax on their respective share of any income and gain realized by the Fund and on any gain realized by a corporate investor on the sale or redemption of Units of the Fund by the corporate investor.

        3. The Units will be subject to Florida estate taxes only if held by Florida residents, or if held by non-residents deemed to have business sites in Florida. The Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code, as amended.

        4. Bonds issued by the State of Florida or its political subdivisions are exempt from Florida intangible personal property taxation under Chapter 199, Florida Statutes (1995), as amended. Bonds issued by the Government of Puerto Rico or by the Government of Guam, or by their authority, are exempt by Federal statute from taxes such as the Florida intangible personal property tax. Thus, the Fund will not be subject to Florida intangible personal property tax on any Bonds in the Fund issued by the State of Florida or its political subdivisions, by the Government of Puerto Rico or by its authority or by the Government of Guam or by its authority. In addition, the Units of the Fund will not be subject to the Florida intangible personal property tax if the Fund invests solely in such Florida, Puerto Rico or Guam debt obligations.

--------------------------------------------------------------------------------
                             Defined Virginia Trust
--------------------------------------------------------------------------------

PORTFOLIO DIVERSIFICATION

The Portfolio contains 6 Virginia bond issues and 1 Puerto Rico issue. TYPES OF BONDS

The Portfolio consists of $3,250,000 face amount of municipal bonds of the following types:

                                                APPROXIMATE
                                       PORTFOLIO PERCENTAGE
/ / Hospitals/Health Care Facilities                  43%
/ / Lease Rental Appropriation                        15%
/ / State/Local Municipal Utilities                   11%
/ / Moral Obligations                                 15%
/ / State/Local Government Supported                  15%

PORTFOLIO CONCENTRATIONS

The Portfolio is considered to be concentrated in Hospital/Health Care Facility bonds and is therefore dependent to a significant degree on revenues generated from those particular activities (see Risk Factors in Part B). In addition, the Portfolio is concentrated in bonds of Virginia issuers and is subject to additional risk from decreased diversification as well as from factors that may be particular to Virginia, which are briefly described on page A-16.

----------------------------------------------------------------
Defining Your Income
----------------------------------------------------------------

WHAT YOU MAY EXPECT
(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):

First Distribution per unit
(March 25, 1996):                                        $    1.58
Regular Monthly Income per unit
(Beginning on April 25, 1996):                           $    4.33
Annual Income per unit:                                  $   52.03

These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.

Estimated cash flows are available upon request from the Sponsors.

----------------------------------------------------------------
Defining Your Costs
----------------------------------------------------------------
SALES CHARGE

Although the Trust is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                         As a %
                                     of Initial             As a %
                                  Offering Period     of Secondary
                                         Public      Market Public
                                  Offering Price     Offering Price
                                  -----------------  -----------------
Maximum Sales Charges                      4.50%              5.50%

The Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                         As a %
                                     of Average
                                    Net Assets*          Per Unit
                                  -----------------  --------------
Trustee's Fee                              .070%       $     0.69
Maximum Portfolio Supervision
  and Bookkeeping Fees                     .045%             0.45
Evaluator's Fee                            .041%             0.40
Organizational Costs                       .020%             0.20
Other Operating Expenses                   .087%             0.86
                                  -----------------  --------------
TOTAL                                      .263%       $     2.60

---------------
* Based on the mean of the bid and offer side evaluations.

COSTS OVER TIME
You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods:

 1 Year     3 Years    5 Years    10 Years
   $48        $53        $59         $77

The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

As of February 28, 1996, the Public Offering Price was $1,033.97, based on the aggregate offer side value of the bonds ($3,210,185.00), plus a maximum sales charge of 4.712% on the value of the underlying bonds, plus cash ($31,000), divided by the number of units outstanding (3,281), An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. Sponsors' profit on deposit was $25,037.
The bid side redemption and secondary market repurchase price as of February 28, 1996 was $983.48 ($50.49 less than the Public Offering Price).

--------------------------------------------------------------------------------
                           Defined Virginia Portfolio
--------------------------------------------------------------------------------
Municipal Investment Trust Fund
Multistate Series--201
Virginia Trust                                                 February 29, 1996

                                                              OPTIONAL            SINKING
                                           RATING             REFUNDING            FUND                COST
PORTFOLIO TITLE                         OF ISSUES (1)      REDEMPTIONS (2)    REDEMPTIONS (2)      TO FUND (3)
------------------------------------------------------------------------------------------------------------------
1. $500,000 Indl. Dev. Auth. of
Albermarle Cnty., VA, Hosp. Rfdg.
Rev. Bonds (Martha Jefferson
Hosp.), Ser. 1993, 5.50%, 10/1/15              A(m)          10/1/03 @ 102          10/1/14     $       494,065.00
2. $500,000 Fairfax Cnty., VA,
Econ. Dev. Auth. Lse. Rev. Bonds
(Govt. Ctr. Prop.), Ser. 1994,
5.50%, 5/15/18                            AA                 5/15/04 @ 102          5/15/15             493,640.00
3. $500,000 Indl. Dev. Auth. of the
City of Galax, VA, Hosp. Fac. Rev.
Bonds (Twin Cnty. Reg. Hlth. Care,
Inc.), Ser. 1995 (Asset Guaranty
Ins.), 5.75%, 9/1/20                      AA                  9/1/05 @ 102           9/1/06             504,185.00
4. $500,000 City of Hampton, VA,
Museum Rev. Rfdg. Bonds, Ser. 1994,
5.25%, 1/1/14                             A-                  1/1/04 @ 102           1/1/10             480,375.00
5. $400,000 Indl. Dev. Auth. of the
Cnty. of Hanover, VA, Hosp. Rev.
Bonds, Ser. 1995 (Bon Secours Hlth.
Sys. Proj.) (MBIA Ins.), 5.50%,
8/15/25                                   AAA                8/15/05 @ 102          8/15/16             397,104.00
6. $500,000 Virginia Resources
Auth., Wtr. and Swr. Sys. Rev.
Bonds, 1995 Ser. A (Sussex Cnty.
Proj.), 5.60%, 10/1/25                    AA                 10/1/05 @ 102          10/1/11             500,000.00
7. $350,000 Puerto Rico Elec. Pwr.
Auth., Pwr. Rev. Bonds, Ser. T,
5.50%, 7/1/20                             A-                  7/1/04 @ 100           7/1/17             340,816.00
                                                                                                ------------------
                                                                                                $     3,210,185.00
                                                                                                ------------------
                                                                                                ------------------

------------------------------------
(1) All ratings are by Standard & Poor's Ratings Group unless followed by ('m'), which indicates a Moody's Investors Service rating or by ('f'), which indicates a Fitch Investors Service rating. Moody's and Fitch ratings have been furnished by the Evaluator but not confirmed with Moody's or Fitch. (See Appendix A to Part B.)
(2) Bonds are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, bonds are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(3) Evaluation of the bonds by the Evaluator is made on the basis of current offer side evaluation. On this basis, 15% of the bonds were deposited at a premium, 15% at par and 70% at a discount from par.

--------------------------------------------------------------------------------
                            Virginia Taxes and Risks
--------------------------------------------------------------------------------
VIRGINIA RISK FACTORS

     The economy of the Commonwealth of Virginia is significantly dependent on defense spending, with major concentrations of defense installations in both Northern Virginia and the Hampton Roads area. Any substantial reductions in military spending generally or in particular areas, including base closings, could adversely affect the state and local economies.

     Until 1989, Virginia taxed retirement benefits paid by the federal government while exempting retirement benefits paid by the state or local governments. In 1989, a substantially identical Michigan income tax scheme was held unconstitutional by the United States Supreme Court. Several suits against the Commonwealth for refunds were filed by federal pensioners after the decision in the Michigan case. These suits have been settled through legislation and through compliance by the Commonwealth with a judgment of the Virginia Supreme Court ordering refunds with interest to pensioners who opted out of the legislative settlement.

     General obligation bonds of the Commonwealth of Virginia are currently rated AAA by Standard & Poor's and Aaa by Moody's.

VIRGINIA TAXES

     In the opinion of Hunton & Williams, Richmond, Virginia, special counsel on Virginia tax matters, under existing Virginia law and assuming that the Virginia Trust is a grantor trust under the grantor trust rules of Sections 671-679 of the Code:
       1. The Virginia Trust will be taxable as a grantor trust for Virginia income tax purposes with the result that income of the Virginia Trust will be treated as income of the Holders of Units of the Virginia Trust. Consequently, the Virginia Trust will not be subject to any income or corporate franchise tax imposed by the Commonwealth of Virginia, or its subdivisions, agencies or instrumentalities.

       2. Interest on the Debt Obligations in the Virginia Trust that is exempt from Virginia income tax when received by the Virginia Trust will retain its tax-exempt status in the hands of the Holders of Units of the Virginia Trust.

       3. A Holder of Units of the Virginia Trust will realize a taxable event when the Virginia Trust disposes of a Debt Obligation (whether by sale, exchange, redemption or payment at maturity) or when the Holder of Units redeems or sells his Units, and taxable gain for Federal income tax purposes may result in taxable gain for Virginia income tax purposes. Certain Debt Obligations, however, have been issued under Acts of the Virginia General Assembly that provide that all income from such Debt Obligations, including any profit from the sale thereof, shall be free from all taxation by the Commonwealth of Virginia. To the extent any such profit is exempt from Virginia income tax, any such profit received by the Virginia Trust will retain its tax exempt status in the hands of the Holders of Units of the Virginia Trust.

       4. The Virginia Trust will not be subject to any intangible personal property tax in Virginia on any Debt Obligations in the Virginia Trust. In addition, Units of the Virginia Trust held for investment purposes will not be subject to any intangible personal property tax in Virginia.

       5. The Units may be subject to Virginia estate tax if held by a Virginia resident or, in certain cases, by an individual who at the time of his death was not a resident of the United States.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Municipal Investment Trust Fund, Multistate Series--201, Defined Asset Funds (California, Connecticut, Florida and Virginia Trusts):

We have audited the accompanying statements of condition and the related defined portfolios included in the prospectus of the Trusts as of February 29, 1996. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of securities, cash and an irrevocable letter of credit deposited for the purchase of securities, as described in the statements of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Trusts as of February 29, 1996 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
New York, N.Y.
February 29, 1996

                STATEMENTS OF CONDITION AS OF FEBRUARY 29, 1996
TRUST PROPERTY

                                                              CALIFORNIA             CONNECTICUT               FLORIDA
                                                                TRUST                   TRUST                   TRUST
                                                         --------------------    --------------------    --------------------
Investments--Bonds and Contracts to purchase Bonds(1)    $       3,972,012.00    $       3,215,210.75    $       3,213,137.50
Cash                                                                38,000.00               30,000.00               29,000.00
Accrued interest to initial date of deposit on underlying
  Bonds                                                             31,890.83               41,824.77               34,739.57
Organizational Costs(2)                                              4,038.00                3,280.00                3,279.00
                                                         --------------------    --------------------    --------------------
     Total                                               $       4,045,940.83    $       3,290,315.52    $       3,280,156.07
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Advance by the Trustee for accrued
  interest(3)                                            $          31,890.83    $          41,824.77    $          34,739.57
     Accrued Liability(2)                                            4,038.00                3,280.00                3,279.00
                                                         --------------------    --------------------    --------------------
     Subtotal                                                       35,928.83               45,104.77               38,018.57
                                                         --------------------    --------------------    --------------------
Interest of Holders of units of fractional undivided
  interest outstanding
  (California Trust--4,038; Connecticut Trust--3,280;
  Florida Trust--3,279; Virginia Trust--3,281)
     Cost to investors(4)                                        4,197,173.30            3,396,713.95            3,393,528.93
     Gross underwriting commissions(5)                            (187,161.30)            (151,503.20)            (151,391.43)
                                                         --------------------    --------------------    --------------------
     Subtotal                                                    4,010,012.00            3,245,210.75            3,242,137.50
                                                         --------------------    --------------------    --------------------
     Total                                               $       4,045,940.83    $       3,290,315.52    $       3,280,156.07
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------
                                                                 VIRGINIA
                                                                  TRUST
                                                           --------------------
Investments--Bonds and Contracts to purchase Bonds(1)      $       3,210,185.00
Cash                                                                  31,000.00
Accrued interest to initial date of deposit on underlying
  Bonds                                                               50,829.17
Organizational Costs(2)                                                3,281.00
                                                           --------------------
     Total                                                 $       3,295,295.17
                                                           --------------------
                                                           --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Advance by the Trustee for accrued
  interest(3)                                              $          50,829.17
     Accrued Liability(2)                                              3,281.00
                                                           --------------------
     Subtotal                                                         54,110.17
                                                           --------------------
Interest of Holders of units of fractional undivided
  interest outstanding
  (California Trust--4,038; Connecticut Trust--3,280;
  Florida Trust--3,279; Virginia Trust--3,281)
     Cost to investors(4)                                          3,392,471.91
     Gross underwriting commissions(5)                              (151,286.91)
                                                           --------------------
     Subtotal                                                      3,241,185.00
                                                           --------------------
     Total                                                 $       3,295,295.17
                                                           --------------------
                                                           --------------------

---------------
          (1) Aggregate cost to the Fund of the bonds listed under each Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the initial date of deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter of credit which has been issued by The Development Bank of Singapore Ltd., New York Agency, in the amount of $12,581,251.03 deposited with the Trustee. The amount of the letter of credit includes $12,437,948.65 for the purchase of $12,750,000 face amount of the bonds, plus $143,302.38 for accrued interest.
          (2) This represents a portion of the Trust's organizational costs, which will be deferred and amortized over five years.
          (3) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds as of the initial date of deposit.
          (4) Aggregate public offering price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit (3:30 p.m., Eastern time).
          (5) Assumes the maximum sales charge of 4.50% of the Public Offering Price (4.712% of the value of the bonds).

--------------------------------------------------------------------------------
    TAX-FREE VS. TAXABLE INCOME: A COMPARISON OF TAXABLE AND TAX-FREE YIELDS
                            FOR CALIFORNIA RESIDENTS
--------------------------------------------------------------------------------
                                  COMBINED
                                  EFFECTIVE
TAXABLE INCOME 1996*              TAX RATE                       TAX-FREE YIELD OF
 SINGLE RETURN      JOINT RETURN     %       4%     4.5%     5%     5.5%     6%     6.5%     7%     7.5%     8%
                                                        IS EQUIVALENT TO A TAXABLE YIELD OF
--------------------------------------------------------------------------------
$      0- 24,000  $      0- 40,100  20.10     5.01   5.63     6.26   6.88     7.51   8.14     8.76   9.39    10.01
$ 24,000- 58,150  $ 40,100- 96,900  34.70     6.13   6.89     7.66   8.42     9.19   9.95    10.72  11.48    12.25
$ 58,150-121,300  $ 96,900-147,700  37.42     6.39   7.19     7.99   8.79     9.59  10.39    11.19  11.98    12.78
$121,300-263,750  $147,700-263,750  41.95     6.89   7.75     8.61   9.47    10.34  11.20    12.06  12.92    13.78
OVER $263,750        OVER $263,750  45.22     7.30   8.21     9.13  10.04    10.95  11.87    12.78  13.69    14.60

                           FOR CONNECTICUT RESIDENTS
--------------------------------------------------------------------------------
                                  COMBINED
                                  EFFECTIVE
TAXABLE INCOME 1996*              TAX RATE                       TAX-FREE YIELD OF
 SINGLE RETURN      JOINT RETURN     %       4%     4.5%     5%     5.5%     6%     6.5%     7%     7.5%     8%
                                                        IS EQUIVALENT TO A TAXABLE YIELD OF
--------------------------------------------------------------------------------
$      0- 24,000  $      0- 40,100  18.83     4.93   5.54     6.16   6.78     7.39   8.01     8.62   9.24     9.86
$ 24,000- 58,150  $ 40,100- 96,900  31.24     5.82   6.54     7.27   8.00     8.73   9.45    10.18  10.91    11.63
$ 58,150-121,300  $ 96,900-147,700  34.11     6.07   6.83     7.59   8.35     9.11   9.86    10.62  11.38    12.14
$121,300-263,750  $147,700-263,750  38.88     6.54   7.36     8.18   9.00     9.82  10.63    11.45  12.27    13.09
OVER $263,750        OVER $263,750  42.32     6.93   7.80     8.67   9.54    10.40  11.27    12.14  13.00    13.87

                             FOR FLORIDA RESIDENTS
--------------------------------------------------------------------------------
                                  COMBINED
                                  EFFECTIVE
TAXABLE INCOME 1996*              TAX RATE                       TAX-FREE YIELD OF
 SINGLE RETURN      JOINT RETURN     %       4%     4.5%     5%     5.5%     6%     6.5%     7%     7.5%     8%
                                                        IS EQUIVALENT TO A TAXABLE YIELD OF
--------------------------------------------------------------------------------
$      0- 24,000  $      0- 40,100  15.00     4.71   5.29     5.88   6.47     7.06   7.65     8.24   8.82     9.41
$ 24,000- 58,150  $ 40,100- 96,900  28.00     5.56   6.25     6.94   7.64     8.33   9.03     9.72  10.42    11.11
$ 58,150-121,300  $ 96,900-147,700  31.00     5.80   6.52     7.25   7.97     8.70   9.42    10.14  10.87    11.59
$121,300-263,750  $147,700-263,750  36.00     6.25   7.03     7.81   8.59     9.38  10.16    10.94  11.72    12.50
OVER $263,750        OVER $263,750  39.60     6.62   7.45     8.28   9.11     9.93  10.76    11.59  12.42    13.25

                             FOR VIRGINIA RESIDENTS
--------------------------------------------------------------------------------
                                  COMBINED
                                  EFFECTIVE
TAXABLE INCOME 1996*              TAX RATE                       TAX-FREE YIELD OF
 SINGLE RETURN      JOINT RETURN     %       4%     4.5%     5%     5.5%     6%     6.5%     7%     7.5%     8%
                                                        IS EQUIVALENT TO A TAXABLE YIELD OF
--------------------------------------------------------------------------------
$      0- 24,000  $      0- 40,100  19.89     4.99   5.62     6.24   6.87     7.49   8.11     8.74   9.36     9.99
$ 24,000- 58,150  $ 40,100- 96,900  32.14     5.89   6.63     7.37   8.10     8.84   9.58    10.32  11.05    11.79
$ 58,150-121,300  $ 96,900-147,700  34.97     6.15   6.92     7.69   8.46     9.23  10.00    10.76  11.53    12.30
$121,300-263,750  $147,700-263,750  39.68     6.63   7.46     8.29   9.12     9.95  10.78    11.60  12.43    13.26
OVER $263,750        OVER $263,750  43.07     7.03   7.90     8.78   9.66    10.54  11.42    12.30  13.17    14.05

To compare the yield of a taxable security with the yield of a tax-free security, find your taxable income and read across. Yield figures are for example only. The tables incorporate projected 1996 federal and applicable State income tax rates and assume that all income would otherwise be taxed at the investor's highest tax rate.

*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax, personal exemptions, the phase out of exemptions, itemized deductions or the possible partial disallowance of deductions. Consequently, investors are urged to consult their own tax advisers in this regard.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                      DEFINED ASSET FUNDS MUNICIPAL SERIES
                        MUNICIPAL INVESTMENT TRUST FUND
 FURTHER DETAIL REGARDING ANY OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY
                                  BE OBTAINED
      WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE, THE ADDRESS AND TELEPHONE NUMBER OF WHICH ARE SET FORTH ON THE BACK COVER OF PART A OF THIS
                                  PROSPECTUS.
                                     Index

                                                          PAGE
                                                        ---------
Fund Description......................................          1
Risk Factors..........................................          2
How to Buy Units......................................          8
How to Sell Units.....................................         10
Income, Distributions and Reinvestment................         10
Fund Expenses.........................................         12
Taxes.................................................         12
Records and Reports...................................         13

                                                          PAGE
                                                        ---------
Trust Indenture.......................................         14
Miscellaneous.........................................         14
Exchange Option.......................................         16
Supplemental Information..............................         17
Appendix A--Description of Ratings....................        a-1
Appendix B--Sales Charge Schedules for Defined Asset
Funds Municipal Series................................        b-1
Appendix C--Sales Charge Schedules for Municipal
Investment Trust Fund.................................        c-1

FUND DESCRIPTION

BOND PORTFOLIO SELECTION

     Professional buyers and research analysts for Defined Asset Funds, with access to extensive research, selected the Bonds for the Portfolio after considering the Fund's investment objective as well as the quality of the Bonds (all Bonds in the Portfolio are initially rated in the category A or better by at least one nationally recognized rating organization or have comparable credit characteristics), the yield and price of the Bonds compared to similar securities, the maturities of the Bonds and the diversification of the Portfolio. Only issues meeting these stringent criteria of the Defined Asset Funds team of dedicated research analysts are included in the Portfolio. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield. A summary of the Bonds in the Portfolio appears in Part A of the Prospectus. In a Fund that includes multiple Trusts or Portfolios, the word Fund should be understood to mean each individual Trust or Portfolio.

     The deposit of the Bonds in the Fund on the initial date of deposit established a proportionate relationship among the face amounts of the Bonds. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Bonds in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Bonds subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the face amounts of the Bonds at the end of the initial 90-day period.

     Yields on bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings. Ratings represent opinions of the rating organizations as to the quality of the bonds rated, based on the credit of the issuer or any guarantor, insurer or other credit provider, but these ratings are only general standards of quality (see Appendix A).

     After the initial date of deposit, the ratings of some Bonds may be reduced or withdrawn, or the credit characteristics of the Bonds may no longer be comparable to bonds rated A or better. Bonds rated BBB or Baa (the lowest investment grade rating) or lower may have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. Bonds rated below investment grade or unrated bonds with similar credit characteristics are often subject to greater market fluctuations and risk of loss of principal and income than higher grade bonds and their value may decline precipitously in response to rising interest rates.

     Because each Defined Asset Fund is a preselected portfolio of bonds, you know the securities, maturities, call dates and ratings before you invest. Of course, the Portfolio will change somewhat over time, as Bonds mature, are redeemed or are sold to meet Unit redemptions or in other limited circumstances. Because the Portfolio is not actively managed and principal is returned as the Bonds are disposed of, this principal should be relatively unaffected by changes in interest rates.

BOND PORTFOLIO SUPERVISION

     The Fund follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. The Fund may retain an issuer's bonds despite adverse financial developments. Experienced financial analysts regularly review the Portfolio and a Bond may be sold in certain circumstances including the occurrence of a default in payment or other default on the Bond, a decline in the projected income pledged for debt service on a revenue bond, institution of certain legal proceedings, if the Bond becomes taxable or is otherwise inconsistent with the Fund's investment objectives, a decline in the price of the Bond or the occurrence of other market or credit factors (including advance refunding) that, in the opinion of Defined Asset Funds research analysts, makes retention of the Bond detrimental to the interests of investors. The Trustee must generally reject any offer by an issuer of a Bond to exchange another security pursuant to a refunding or refinancing plan.

     The Sponsors and the Trustee are not liable for any default or defect in a Bond. If a contract to purchase any Bond fails, the Sponsors may generally deposit a replacement bond so long as it is a tax-exempt bond, has a fixed maturity or disposition date substantially similar to the failed Bond and is rated A or better by at least one nationally recognized rating organization or has comparable credit characteristics. A replacement bond must be deposited within 110 days after deposit of the failed contract, at a cost that does not exceed the funds reserved for purchasing the failed Bond and at a yield to maturity and current return substantially equivalent (considering then current market conditions and relative creditworthiness) to those of the failed Bond, as of the date the failed contract was deposited.

RISK FACTORS

     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline with increases in interest rates. Generally speaking, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. In recent years there have been wide fluctuations in interest rates and in the value of fixed-rate bonds generally. The Sponsors cannot predict the direction or scope of any future fluctuations.

     Certain of the Bonds may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable debt securities. The current returns of market discount bonds are lower than comparably rated bonds selling at par because discount bonds tend to increase in market value as they approach maturity. The current returns of market premium bonds are higher than comparably rated bonds selling at par because premium bonds tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium bond will result in a reduction in yield to the Fund. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

     Certain Bonds deposited into the Fund may have been acquired on a when-issued or delayed delivery basis. The purchase price for these Bonds is determined prior to their delivery to the Fund and a gain or loss may result from fluctuations in the value of the Bonds. Additionally, in any Defined Asset Funds Municipal Series, if the value of the Bonds reserved for payment of the periodic deferred sales charge, together with the interest thereon, were to become insufficient to pay these charges, additional bonds would be required to be sold.

     The Fund may be concentrated in one or more of types of bonds. Concentration in a State may involve additional risk because of the decreased diversification of economic, political, financial and market risks. Set forth below is a brief description of certain risks associated with bonds which may be held by the Fund. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

GENERAL OBLIGATION BONDS

     Certain of the Bonds may be general obligations of a governmental entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and its credit will depend on many factors, including an erosion of the tax base resulting from population declines, natural disasters, declines in the state's industrial base or an inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on federal or state aid, access to capital markets or other factors beyond the entity's control. In addition, political restrictions on the ability to tax and budgetary constraints affecting state governmental aid may have an adverse impact on the creditworthiness of cities, counties, school districts and other local governmental units.

     As a result of the recent recession's adverse impact upon both revenues and expenditures, as well as other factors, many state and local governments have confronted deficits which were the most severe in recent years. Many issuers are facing highly difficult choices about significant tax increases and spending reductions in order to restore budgetary balance. The failure to implement these actions on a timely basis could force these issuers to issue additional debt to finance deficits or cash flow needs and could lead to a reduction of their bond ratings and the value of their outstanding bonds.

MORAL OBLIGATION BONDS

     The Portfolio may include 'moral obligation' bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or local government in question. Even though the state or local government may be called on to restore any deficits in capital reserve funds of the agencies or authorities which issued the bonds, any restoration generally requires appropriation by the state or local legislature and does not constitute a legally enforceable obligation or debt of the state or local government. The agencies or authorities generally have no taxing power.

REFUNDED BONDS

     Refunded bonds are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

MUNICIPAL REVENUE BONDS

     Municipal revenue bonds are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. Municipal revenue bonds are not general obligations of governmental entities backed by their taxing power and payment is generally solely dependent upon the creditworthiness of the public issuer or the financed project or state appropriations. Examples of municipal revenue bonds are:

        Municipal utility bonds, including electrical, water and sewer revenue bonds, whose payments are dependent on various factors, including the rates the utilities may charge, the demand for their services and their operating costs, including expenses to comply with environmental legislation and other energy and licensing laws and regulations. Utilities are particularly sensitive to, among other things, the effects of inflation on operating and construction costs, the unpredictability of future usage requirements, the costs and availability of fuel and, with certain electric utilities, the risks associated with the nuclear industry;

        Lease rental bonds which are generally issued by governmental financing authorities with no direct taxing power for the purchase of equipment or construction of buildings that will be used by a state or local government. Lease rental bonds are generally subject to an annual risk that the lessee government might not appropriate funds for the leasing rental payments to service the bonds and may also be subject to the risk that rental obligations may terminate in the event of damage to or destruction or condemnation of the equipment or building;

        Multi-family housing revenue bonds and single family mortgage revenue bonds which are issued to provide financing for various housing projects and which are payable primarily from the revenues derived from mortgage loans to housing projects for low to moderate income families or notes secured by mortgages on residences; repayment of this type of bond is therefore dependent upon, among other things, occupancy levels, rental income, the rate of default on underlying mortgage loans, the ability of mortgage insurers to pay claims, the continued availability of federal, state or local housing subsidy programs, economic conditions in local markets, construction costs, taxes, utility costs and other operating expenses and the managerial ability of project managers. Housing bonds are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities;

        Hospital and health care facility bonds whose payments are dependent upon revenues of hospitals and other health care facilities. These revenues come from private third-party payors and government programs, including the Medicare and Medicaid programs, which have generally undertaken cost containment measures to limit payments to health care facilities. Hospitals and health care facilities are subject to various legal claims by patients and others and are adversely affected by increasing costs of insurance. The Internal Revenue Service has been engaged in a program of intensive audits of certain large tax-exempt hospital and health care facility organizations. Although these audits have not yet been completed, it has been reported that the tax-exempt status of some of these organizations may be revoked;

        Airport, port, highway and transit authority revenue bonds which are dependent for payment on revenues from the financed projects, including user fees from ports and airports, tolls on turnpikes and bridges, rents from buildings, transit fare revenues and additional financial resources including federal and state subsidies, lease rentals paid by state or local governments or a pledge of a special tax such as a sales tax or a property tax. In the case of the air travel industry, airport income is largely affected by the airlines' ability to meet their obligations under use agreements which in turn is affected by increased competition among airlines, excess capacity and increased fuel costs, among other factors;

        Solid waste disposal bonds which are generally payable from dumping and user fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products and which are therefore dependent upon the ability of municipalities to fully utilize the facilities, sufficient supply of waste for disposal, economic or population growth, the level of construction and maintenance costs, the existence of lower-cost alternative modes of waste processing and increasing environmental regulation. A recent decision of the U.S. Supreme Court limiting a municipality's ability to require use of its facilities may have an adverse affect on the credit quality of various issues of these bonds;

        Special tax bonds which are not secured by general tax revenues but are only payable from and secured by the revenues derived by a municipality from a particular tax--for example, a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor and may therefore be adversely affected by a reduction in revenues resulting from a decline in the local economy or population or a decline in the consumption, use or cost of the goods and services that are subject to taxation;

        Student loan revenue bonds which are typically secured by pledges of new or existing student loans. The loans, in turn, are generally either guaranteed by eligible guarantors and reinsured by the Secretary of the U.S. Department of Education, directly insured by the federal government, or financed as part of supplemental or alternative loan programs within a state (e.g., loan repayments are not guaranteed). These bonds often permit the issuer to enter into interest rate swap agreements with eligible counterparties in which event the bonds are subject to the additional risk of the counterparty's ability to fulfill its swap obligation;

        University and college bonds, the payments on which are dependent upon various factors, including the size and diversity of their sources of revenues, enrollment, reputation, the availability of endowments and other funds and, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education; and

        Tax increment and tax allocation bonds, which are secured by ad valorem taxes imposed on the incremental increase of taxable assessed valuation of property within a jurisdiction above an established base of assessed value.

     The issuers of these bonds do not have general taxing authority and the tax assessments on which the taxes used to service the bonds are based may be subject to devaluation due to market price declines or governmental action.

     Puerto Rico. Certain Bonds may be affected by general economic conditions in the Commonwealth of Puerto Rico. Puerto Rico's economy is largely dependent for its development on federal programs, and current federal budgetary policies suggest that an expansion of its programs is unlikely. Reductions in federal tax benefits or incentives or curtailment of spending programs could adversely affect the Puerto Rican economy.

     Industrial Development Revenue Bonds. Industrial development revenue bonds are municipal obligations issued to finance various privately operated projects including pollution control and manufacturing facilities. Payment is generally solely dependent upon the creditworthiness of the corporate operator of the project and, in certain cases, an affiliated or third party guarantor and may be affected by economic factors relating to the particular industry as well as varying degrees of governmental regulation. In many cases industrial revenue bonds do not have the benefit of covenants which would prevent the corporations from engaging in capital restructurings or borrowing transactions which could reduce their ability to meet their obligations and result in a reduction in the value of the Portfolio.

BONDS BACKED BY REPURCHASE COMMITMENTS

     Certain Funds contain Bonds that were purchased from commercial banks, savings banks, savings and loan associations or other institutions (thrifts) that had held the Bonds in their investment portfolios prior to selling the Bonds to the Fund. These banks or thrifts (the Sellers) have committed to repurchase the Bonds from the Fund in certain circumstances. In some cases a Seller's Repurchase Commitments may be backed by a security interest in collateral or by a letter of credit (see Bonds Backed by Letters of Credit or Insurance below).

     A Seller may have committed to repurchase any Bond sold by it if necessary to satisfy investors' unit redemption requests (a Liquidity Repurchase). A Seller may also have committed to repurchase any Bond sold by it if the issuer of the Bond fails to make payments of interest or principal on the Bond (a Default Repurchase) or if the issuer becomes or is deemed to be bankrupt or insolvent (an Insolvency Repurchase). A Seller may have committed to repurchase any Bond if the interest on that Bond becomes taxable (a Tax Repurchase). Investors should realize that they are subject to having all or a portion of the principal amount of their investment returned prior to termination of the Fund if any of these situations occurs. A Seller may also have committed to repurchase the Bonds sold by it on their scheduled disposition dates (as shown under Portfolio in Part A) (a Disposition Repurchase). The price at which any of these repurchases will occur (the Put Price) is shown in Part A of the Prospectus. Any collateral securing any of the Repurchase Commitments may consist of mortgage-backed securities issued by GNMA (Ginnie Maes), FNMA (Fannie
Maes) or FHLMC (Freddie Macs); mortgages; municipal obligations; corporate obligations; U.S. government securities; and cash.

     Investors in a Fund containing any of these credit-supported Bonds should be aware that many thrifts have failed in recent years and that the thrift industry generally has experienced severe strains. New federal legislation has resulted that imposes many new limitations on the ways banks and thrifts may do business and mandates aggressive, early intervention into unhealthy institutions. One result of this legislation is an increased possibility of early payment of the principal amount of an investment in Bonds backed by collateralized letters of credit or repurchase commitments if a Seller becomes or is deemed to be insolvent.

BONDS BACKED BY LETTERS OF CREDIT OR INSURANCE

     Certain Bonds may be secured by letters of credit issued by commercial banks or savings banks, savings and loan associations and similar thrift institutions or are direct obligations of banks or thrifts. The letter of credit may be drawn upon, and the Bonds redeemed, if an issuer fails to pay amounts due on the Bonds or, in certain cases, if the interest on the Bond becomes taxable. Letters of credit are irrevocable obligations of the issuing institutions. The profitability of a financial institution is largely dependent upon the credit quality of its loan portfolio which, in turn, is affected by the institution's underwriting criteria, concentrations within the portfolio and specific industry and general economic conditions. The operating performance of financial institutions is also impacted by changes in interest rates, the availability and cost of funds, the intensity of competition and the degree of governmental regulation.

     Certain Bonds may be insured or guaranteed by insurance companies listed below. The claims-paying ability of each of these companies, unless otherwise indicated, was rated AAA by Standard & Poor's or another nationally recognized rating organization at the time the insured Bonds were purchased by the Fund. The ratings are subject to change at any time at the discretion of the rating agencies. In the event that the rating of an Insured Fund is reduced, the Sponsors are authorized to direct the Trustee to obtain other insurance on behalf of the Fund. The insurance policies guarantee the timely payment of principal and interest on the Bonds but do not guarantee their market value or the value of the Units. The insurance policies generally do not provide for accelerated payments of principal or cover redemptions resulting from events of taxability.

      The following summary information relating to the listed insurance companies has been obtained from publicly available information:

                                                                                        FINANCIAL INFORMATION
                                                                                     AS OF SEPTEMBER 30, 1995
                                                                                     (IN MILLIONS OF DOLLARS)
                                                                          -------------------------------------
                                                                                            POLICYHOLDERS'
                        NAME                           DATE ESTABLISHED   ADMITTED ASSETS          SURPLUS
-----------------------------------------------------  -----------------  ---------------  --------------------
AMBAC Indemnity Corporation..........................           1970        $     2,292         $      815
Asset Guaranty Insurance Co. (AA by S&P).............           1988                175                 80
Financial Security Assurance of Maryland Inc. (FSAM)
  (formerly Capital Guaranty Insurance Company)......           1986                327                173
Capital Markets Assurance Corp. (CAPMAC)                        1987                234                145
Connie Lee Insurance Company.........................           1987                204                110
Continental Casualty Company (A+ by S&P).............           1948             20,409              3,850
Financial Guaranty Insurance Company.................           1984              2,264                994
Financial Security Assurance Inc. (FSA)..............           1984                818                352
Firemen's Insurance Company of Newark, NJ (A-by S&P)            1855              2,057                400
Industrial Indemnity Co. (HIBI)
  (A+ by S&P)........................................           1920              1,679                286
MBIA Insurance Corporation...........................           1986              3,678              1,194

     Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

STATE RISK FACTORS

     Investment in a single State Trust, as opposed to a Fund which invests in the obligations of several states, may involve some additional risk due to the decreased diversification of economic, political, financial and market risks. A brief description of the factors which may affect the financial condition of the applicable State for any State Trust, together with a summary of tax considerations relating to that State, appear in Part A (or for certain State Trusts, Part C), of the Prospectus; further information is contained in the Information Supplement.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the initial date of deposit which might reasonably be expected to have a material adverse effect upon the Fund. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Bonds in the Fund. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of certain Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that it has been validly issued and that the interest thereon is exempt from federal income tax. From time to time, proposals are introduced in Congress to, among other things, reduce federal income tax rates, impose a flat tax, exempt investment income from tax or abolish the federal income tax and replace it with another form of tax. Enactment of any such legislation could adversely affect the value of the Units. The Fund, however, cannot predict what legislation, if any, in respect of tax rates may be proposed, nor can it predict which proposals, if any, might be enacted.

     Also, certain proposals, in the form of state legislative proposals or voter initiatives, seeking to limit real property taxes have been introduced in various states, and an amendment to the constitution of the State of California, providing for strict limitations on real property taxes, has had a significant impact on the taxing powers of local governments and on the financial condition of school districts and local governments in California. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds. Under the Federal Bankruptcy Code, for example, municipal bond issuers, as well as any underlying corporate obligors or guarantors, may proceed to restructure or otherwise alter the terms of their obligations.

     From time to time Congress considers proposals to prospectively and retroactively tax the interest on state and local obligations, such as the Bonds. The Supreme Court clarified in South Carolina v. Baker (decided on April 20, 1988) that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could require investors to pay income tax on interest from the Bonds and could adversely affect an investment in Units. See Taxes.

PAYMENT OF THE BONDS AND LIFE OF THE FUND

     The size and composition of the Portfolio will change over time. Most of the Bonds are subject to redemption prior to their stated maturity dates pursuant to optional refunding or sinking fund redemption provisions or otherwise. In general, optional refunding redemption provisions are more likely to be exercised when the value of a Bond is at a premium over par than when it is at a discount from par. Some Bonds may be subject to sinking fund and extraordinary redemption provisions which may commence early in the life of the Fund. Additionally, the size and composition of the Fund will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units and whether or not the Sponsors are able to sell the Units acquired by them in the secondary market. As a result, Units offered in the secondary market may not represent the same face amount of Bonds as on the initial date of deposit. Factors that the Sponsors will consider in determining whether or not to sell Units acquired in the secondary market include the diversity of the Portfolio, the size of the Fund relative to its original size, the ratio of Fund expenses to income, the Fund's current and long-term returns, the degree to which Units may be selling at a premium over par and the cost of maintaining a current prospectus for the Fund. These factors may also lead the Sponsors to seek to terminate the Fund earlier than its mandatory termination date.

FUND TERMINATION

     The Fund will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Bond or upon the consent of investors holding 51% of the Units. The Fund may also be terminated earlier by the Sponsors once the total assets of the Fund have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Fund early will be based on factors similar to those considered by the Sponsors in determining whether to continue the sale of Units in the secondary market.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Fund will seek to dispose of any Bonds remaining in the Portfolio although any Bond unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Bonds, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

LIQUIDITY

     Up to 40% of the value of the Portfolio may be attributable to guarantees or similar security provided by corporate entities. These guarantees or other security may constitute restricted securities that cannot be sold publicly by the Trustee without registration under the Securities Act of 1933, as amended. The Sponsors nevertheless believe that, should a sale of the Bonds guaranteed or secured be necessary in order to meet redemption of Units, the Trustee should be able to consummate a sale with institutional investors.

     The principal trading market for the Bonds will generally be in the over-the-counter market and the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in them. There can be no assurance that a liquid trading market will exist for any of the Bonds, especially since the Fund may be restricted under the Investment Company
Act of 1940 from selling Bonds to any Sponsor. The value of the Portfolio will be adversely affected if trading markets for the Bonds are limited or absent.

HOW TO BUY UNITS

     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price plus accrued interest on the Units. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

     Net accrued interest and principal cash, if any, are added to the Public Offering Price, the Sponsors' Repurchase Price and the Redemption Price per Unit. This represents the interest accrued on the Bonds, net of Fund expenses, from the initial date of deposit to, but not including, the settlement date for Units (less any prior distributions of interest income to investors). Bonds deposited also carry accrued but unpaid interest up to the initial date of deposit. To avoid having investors pay this additional accrued interest (which earns no return) when they purchase Units, the Trustee advances and distributes this amount to the Sponsors; it recovers this advance from interest received on the Bonds. Because of varying interest payment dates on the Bonds, accrued interest at any time will exceed the interest actually received by the Fund.

     Because accrued interest on the Bonds is not received by the Fund at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received by the Fund. To eliminate fluctuations in the Monthly Income Distribution, a portion of the Public Offering Price may consist of cash in an amount necessary for the Trustee to provide approximately equal distributions. Upon the sale or redemption of Units, investors will receive their proportionate share of this cash. In addition, if a Bond is sold, redeemed or otherwise disposed of, the Fund will periodically distribute to investors the portion of this cash that is attributable to the Bond.

     The regular Monthly Income Distribution is stated in Part A of the Prospectus and will change as the composition of the Portfolio changes over time.

PUBLIC OFFERING PRICE--THE FOLLOWING SECTIONS APPLY TO TWO DIFFERENT TYPES OF DEFINED MUNICIPAL FUNDS. INVESTORS SHOULD NOTE THE EXACT NAME OF THE FUND ON THE COVER OF PART A OF THE PROSPECTUS TO MAKE SURE THEY REFER TO THE CORRECT SECTION BELOW.

SECTION A--MUNICIPAL INVESTMENT TRUST FUND

     In the initial offering period, the Public Offering Price is based on the next offer side evaluation of the Bonds, and includes a sales charge based on the number of Units of a single Fund or Trust purchased on the same or any preceding day by a single purchaser. See Initial Offering sales charge schedule in Appendix C. The purchaser or his dealer must notify the Sponsors at the time of purchase of any previous purchase to be aggregated and supply sufficient information to permit confirmation of eligibility; acceptance of the purchase order is subject to confirmation. Purchases of Fund Units may not be aggregated with purchases of any other unit trust. This procedure may be amended or terminated at any time without notice.

     In the secondary market (after the initial offering period), the Public Offering Price is based on the bid side evaluation of the Bonds, and includes a sales charge based (a) on the number of Units of the Fund and any other Series of Municipal Investment Trust Fund purchased in the secondary market on the same day by a single purchaser (see Secondary Market sales charge schedule in Appendix C) and (b) the maturities of the underlying Bonds (see Effective Sales Charge Schedule in Appendix C). To qualify for a reduced sales charge, the dealer must confirm that the sale is to a single purchaser or is purchased for its own account and not for distribution. For these purposes, Units held in the name of the purchaser's spouse or child under 21 years of age are deemed to be purchased by a single purchaser. A trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account is also considered a single purchaser.

     In the secondary market, the Public Offering Price is further reduced depending on the maturities of the various Bonds in the Portfolio, by determining a sales charge percentage for each Bond, as stated in Effective Sales Charge in Appendix C. The sales charges so determined, multiplied by the bid side evaluation of the Bonds, are aggregated and the total divided by the number of Units outstanding to determine the Effective Sales Charge. On any purchase, the Effective Sales Charge is multiplied by the applicable secondary market sales charge percentage (depending on the number of Units purchased) in order to determine the sales charge component of the Public Offering Price.

SECTION B--DEFINED ASSET FUNDS MUNICIPAL SERIES

     During the initial offering period for at least the first three months of the Fund, the Public Offering Price (and the Initial Repurchase Price) is based on the higher, offer side evaluation of the Bonds at the next Evaluation Time after the order is received. In the secondary market (after the initial offering period), the Public Offering Price (and the Sponsors' Repurchase Price and the Redemption Price) is based on the lower, bid side evaluation of the Bonds.

     Investors will be subject to differing types and amounts of sales charge depending upon the timing of their purchases and redemptions of Units. A periodic deferred sales charge will be payable quarterly through about the fifth anniversary of the Fund from a portion of the interest on and principal of Bonds reserved for that purpose. Commencing on the first anniversary of the Fund, the Public Offering Price will also include an up-front sales charge applied to the value of the Bonds in the Portfolio. Lastly, investors redeeming their Units prior to the fourth anniversary of the Fund will be charged a contingent deferred sales charge payable out of the redemption proceeds of their Units. These charges may be less than you would pay to buy and hold a comparable managed fund. A complete schedule of sales charges appears in Appendix B. The Sponsors have received an opinion of their counsel that the deferred sales charge described in this Prospectus is consistent with an exemptive order received from the SEC.

                                     * * *

     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units at any time at prices including a sales charge of not less than $5 per Unit.

EVALUATIONS

     Evaluations are determined by the independent Evaluator on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Bond evaluations are based on closing sales prices (unless the Evaluator deems these prices inappropriate). If closing sales prices are not available, the evaluation is generally determined on the basis of current bid or offer prices for the Bonds or comparable securities or by appraisal or by any combination of these methods. In the past, the bid prices of publicly offered tax-exempt issues have been lower than the offer prices by as much as 3 1/2% or more of face amount in the case of inactively traded issues and as little as 1/2 of 1% in the case of actively traded issues, but the difference between the offer and bid prices has averaged between 1 and 2% of face amount. Neither the Sponsors, the Trustee or the Evaluator will be liable for errors in the Evaluator's judgment. The fees of the Evaluator will be borne by the Fund.

CERTIFICATES

     Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Sell Units--Trustee's Redemption of Units). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.

HOW TO SELL UNITS

SPONSORS' MARKET FOR UNITS

     You can sell your Units at any time without a fee. The Sponsors (although not obligated to do so) will normally buy any Units offered for sale at the repurchase price next computed after receipt of the order. The Sponsors have maintained secondary markets in Defined Asset Funds for over 20 years. Primarily because of the sales charge and fluctuations in the market value of the Bonds, the sale price may be less than the cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue this market without prior notice if the supply of Units exceeds demand or for other business reasons; in that event, the Sponsors may still purchase Units at the redemption price as a service to investors. The Sponsors may reoffer or redeem Units repurchased.

TRUSTEE'S REDEMPTION OF UNITS

     You may redeem your Units by sending the Trustee a redemption request together with any certificates you hold. Certificates must be properly endorsed or accompanied by a written transfer instrument with signatures guaranteed by an eligible institution. In certain instances, additional documents may be required such as a certificate of death, trust instrument, certificate of corporate authority or appointment as executor, administrator or guardian. If the Sponsors are maintaining a market for Units, they will purchase any Units tendered at the repurchase price described above. While Defined Asset Funds Municipal Series have a declining deferred sales charge payable on redemption (see Appendix B), a Municipal Investment Trust Fund has no back-end load or 12b-1 fees, so there is never a fee for cashing in your investment (see Appendix C). If they do not purchase Units tendered, the Trustee is authorized in its discretion to sell Units in the over-the-counter market if it believes it will obtain a higher net price for the redeeming investor.

     By the seventh calendar day after tender you will be mailed an amount equal to the Redemption Price per Unit. Because of market movements or changes in the Portfolio, this price may be more or less than the cost of your Units. The Redemption Price per Unit is computed each Business Day by adding the value of the Bonds, net accrued interest, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units.

     For Defined Asset Funds Municipal Series, Bonds are evaluated on the offer side during the initial offering period and for at least the first three months of the Fund (even in the secondary market) and on the bid side thereafter. For a Municipal Investment Trust Fund, Bonds are evaluated on the offer side during the initial offering period and on the bid side thereafter.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Bonds selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Bonds would not otherwise be sold and may result in lower prices than might be realized otherwise and will also reduce the size and diversity of the Fund.

     Redemptions may be suspended or payment postponed if the New York Stock Exchange is closed other than for customary weekend and holiday closings, if the SEC determines that trading on that Exchange is restricted or that an emergency exists making disposal or evaluation of the Bonds not reasonably practicable, or for any other period permitted by the SEC.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME

     Some of the Bonds may have been purchased on a when-issued basis or may have a delayed delivery. Since interest on these Bonds does not begin to accrue until the date of their delivery to the Fund, the Trustee's annual fee and expenses may be reduced to provide tax-exempt income to investors for this non-accrual period. If a when-issued Bond is not delivered until later than expected and the amount of the Trustee's annual fee and expenses is insufficient to cover the additional accrued interest, the Sponsors will treat the contracts as failed Bonds. The Trustee is compensated for its fee reduction by drawing on the letter of credit deposited by the Sponsors before the settlement date for these Bonds and depositing the proceeds in a non-interest bearing account for the Fund.

     Interest received is credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund.

DISTRIBUTIONS

     Each Unit receives an equal share of monthly distributions of interest income net of estimated expenses. Interest on the Bonds is generally received by the Fund on a semi-annual or annual basis. Because interest on the Bonds is not received at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received. To eliminate fluctuations in the Monthly Income Distribution, the Trustee will advance amounts necessary to provide approximately equal interest distributions; it will be reimbursed, without interest, from interest received on the Bonds, but the Trustee is compensated, in part, by holding the Fund's cash balances in non-interest bearing accounts. Along with the Monthly Income Distributions, the Trustee will distribute the investor's pro rata share of principal received from any disposition of a Bond to the extent available for distribution. In addition, for Defined Asset Funds Municipal Series, distributions of amounts necessary to pay the deferred portion of the sales charge will be made from the Capital and Income Accounts to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

     The initial estimated annual income per Unit, after deducting estimated annual Fund expenses (and, for Defined Asset Funds Municipal Series, the portion of the deferred sales charge payable from interest income) as stated in Part A of the Prospectus, will change as Bonds mature, are called or sold or otherwise disposed of, as replacement bonds are deposited and as Fund expenses change. Because the Portfolio is not actively managed, income distributions will generally not be affected by changes in interest rates. Depending on the financial conditions of the issuers of the Bonds, the amount of income should be substantially maintained as long as the Portfolio remains unchanged; however, optional bond redemptions or other Portfolio changes may occur more frequently when interest rates decline, which would result in early returns of principal and possibly earlier termination of the Fund.

RETURN CALCULATIONS

     Estimated Current Return shows the estimated annual cash to be received from interest-bearing bonds in a Portfolio (net of estimated annual expenses) divided by the Public Offering Price (including the maximum sales charge). Estimated Long Term Return is a measure of the estimated return over the estimated life of the Trust. This represents an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual Bonds in the Portfolio, adjusted to reflect the maximum sales charge and estimated expenses. The average yield for the Portfolio is derived by weighting each Bond's yield by its market value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long Term Return takes into account maturities, discounts and premiums of the underlying Bonds.

     No return estimate can be predictive of your actual return because returns will vary with purchase price (including sales charges), how long units are held, changes in Portfolio composition, changes in interest income and changes in fees and expenses. Therefore, Estimated Current Return and Estimated Long Term Return are designed to be comparative rather than predictive. A yield calculation which is more comparable to an individual Bond may be higher or lower than Estimated Current Return or Estimated Long Term Return which are more comparable to return calculations used by other investment products.

REINVESTMENT

     Distributions will be paid in cash unless the investor elects to have distributions reinvested without sales charge in the Municipal Fund Accumulation Program, Inc. The Program is an open-end management investment company whose investment objective is to obtain income exempt from regular federal income taxes by investing in a diversified portfolio of state, municipal and public authority bonds rated A or better or with comparable credit characteristics. Reinvesting compounds earnings free from federal tax. Investors participating in the Program will be subject to state and local income taxes to the same extent as if the distributions had been received in cash, and most of the income on the Program is subject to state and local income taxes. For more complete information about the Program, including charges and expenses, request the Program's prospectus from the Trustee. Read it carefully before you decide to participate. Written notice of election to participate must be received by the Trustee at least ten days before the Record Day for the first distribution to which the election is to apply.

FUND EXPENSES

     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for maintaining the Fund's registration statement current with Federal and State authorities, extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Bonds for this purpose if cash is not available. The Sponsors receive an annual fee of a maximum of $0.35 per $1,000 face amount to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Defined Asset Funds Municipal Series will not exceed their costs for these services to all of those Series during any calendar year; and the total supervision fees from all Series of Municipal Investment Trust Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to the Fund, currently estimated at a maximum of $0.10 per Unit. The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

     All or a portion of expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over five years. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Sales charges on Defined Asset Funds range from under 1.0% to 5.5%. This may be less than you might pay to buy and hold a comparable managed fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results. Because our portfolios rarely hold any significant amount of cash, your money is more fully invested.

TAXES

     The following discussion addresses only the U.S. federal and certain New York State and City income tax consequences under current law of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies or other investors with special circumstances.

     In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

        The Fund is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each Bond in the Fund under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each investor will be considered to have received the interest and accrued the original issue discount, if any, on his pro rata portion of each Bond when interest on the Bond is received or original issue discount is accrued by the Fund. The investor's basis in his Units will be equal to the cost of his Units, including any up-front sales charge and the organizational expenses borne by the investor.

        When an investor pays for accrued interest, the investor's confirmation of purchase will report to him the amount of accrued interest for which he paid. These investors will receive the accrued interest amount as part of their first monthly distribution. Accordingly, these investors should reduce their tax basis by the accrued interest amount after the first monthly distribution.

        An investor will recognize taxable gain or loss when all or part of his pro rata portion of a Bond is disposed of by the Fund. An investor will also be considered to have disposed of all or a portion of his pro rata portion of each Bond when he sells or redeems all or some of his Units. An investor who is treated as having acquired his pro rata portion of a Bond at a premium will be required to amortize the premium over the term of the

     Bond. The amortization is only a reduction of basis for the investor's pro rata portion of the Bond and does not result in any deduction against the investor's income. Therefore, under some circumstances, an investor may recognize taxable gain when his pro rata portion of a Bond is disposed of for an amount equal to or less than his original tax basis therefor.

        Under Section 265 of the Code, a non-corporate investor is not entitled to a deduction for his pro rata share of fees and expenses of the Fund, because the fees and expenses are incurred in connection with the production of tax-exempt income. Further, if borrowed funds are used by an investor to purchase or carry Units of the Fund, interest on this indebtedness will not be deductible for federal income tax purposes. In addition, under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units.

        Under the income tax laws of the State and City of New York, the Fund is not an association taxable as a corporation and income received by the Fund will be treated as the income of the investors in the same manner as for federal income tax purposes, but will not be tax-exempt except to the extent such income is earned by bonds in the Fund that are otherwise tax-exempt for New York purposes.

        The foregoing discussion relates only to U.S. federal and certain aspects of New York State and City income taxes. Depending on their state of residence, investors may be subject to state and local taxation and should consult their own tax advisers in this regard.

                                    *  *  *

     In the opinion of bond counsel rendered on the date of issuance of each Bond, the interest on each Bond is excludable from gross income under existing law for regular federal income tax purposes (except in certain circumstances depending on the investor) but may be subject to state and local taxes, and interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their date of issuance, as a result of changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the Bonds) to comply with certain ongoing requirements. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which the interest is determined to be taxable.

     Neither the Sponsors nor Davis Polk & Wardwell have made or will make any review of the proceedings relating to the issuance of the Bonds or the basis for these opinions and there can be no assurance that the issuer (and other users) will comply with any ongoing requirements necessary for a Bond to maintain its tax-exempt character.

     The Internal Revenue Service is currently engaged in a program of intensive audits of certain tax-exempt hospital and health care facility organizations. Although these audits have not yet been completed, it has been reported that the tax-exempt status of some of these organizations may be revoked. At this time, it is uncertain whether any of the hospital and health care facility obligations held by the Fund will be affected by such audit proceedings.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Bonds and a copy of the Indenture, and supplemental information on the operations of the Fund and the risks associated with the Bonds held by the Fund, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the interest and any other receipts being distributed. Within five days after deposit of Bonds in exchange or substitution for Bonds (or contracts) previously deposited, the Trustee will send a notice to each investor, identifying both the Bonds removed and the replacement bonds deposited. The Trustee sends each investor of record an annual report summarizing transactions in the Fund's accounts and amounts distributed during the year and Bonds held, the number of Units outstanding and the Redemption Price at year end, the interest received by the Fund on the Bonds, the gross proceeds received by the Fund from the disposition of any Bond (resulting from redemption or payment at maturity or sale of any

Bond), and the fees and expenses paid by the Fund, among other matters. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service. Investors are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year. Investors may obtain copies of Bond evaluations from the Trustee to enable them to comply with federal and state tax reporting requirements. Fund accounts are audited annually by independent accountants selected by the Sponsors. Audited financial statements are available from the Trustee on request.

TRUST INDENTURE

     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified on the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The Evaluator may resign or be removed by the Sponsors and the Trustee without the investors' consent. The resignation or removal of either becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee or Evaluator may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains and is agreeable to the resignation. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors, the Trustee and the Evaluator are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor or the Evaluator) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition in the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America; Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

PUBLIC DISTRIBUTION

     In the initial offering period Units will be distributed to the public through the Underwriting Account and dealers who are members of the National Association of Securities Dealers, Inc. The initial offering period is 30 days or less if all Units are sold. If some Units initially offered have not been sold, the Sponsors may extend the initial offering period for up to four additional successive 30-day periods.

     The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.; however, Units of a State trust will be offered for sale only in the State for which the trust is named, except that Units of a New Jersey trust will also be offered in Connecticut, Units of a Florida trust will also be offered in New York and Units of a New York trust will also be offered in Connecticut, Florida and Puerto Rico. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold. Sales to dealers and to introducing dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price, but the Agent for the Sponsors reserves the right to change the rate of any concession from time to time. Any dealer or introducing dealer may reallow a concession up to the concession to dealers.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters will be entitled to receive sales charges. The Sponsors also realize a profit or loss on deposit of the Bonds equal to the difference between the cost of the Bonds to the Fund (based on the offer side evaluation on the initial date of deposit) and the Sponsors' cost of the Bonds. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Bonds it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

FUND PERFORMANCE

     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of income and principal distributions reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

      Past performance may not be indicative of future results. The Fund is not actively managed. Unit price and return fluctuate with the value of the Bonds in the Portfolio, so there may be a gain or loss when Units are sold.

      Fund performance may be compared to performance on the same basis (with distributions reinvested) of Moody's Municipal Bond Averages or performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. As with other performance data, performance comparisons should not be considered representative of the Fund's relative performance for any future period.

DEFINED ASSET FUNDS

     Municipal Investment Trust Funds have provided investors with tax-free income for more than 30 years. For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio of municipal bonds and the return are relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Tax-exempt income can help investors keep more today for a more secure financial future. It can also be important in planning because tax brackets may increase with higher earnings or changes in tax laws. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term income by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. One's investment objectives may call for a combination of Defined Asset Funds.

     Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and cheaper than active management. This strategy is premised on selection criteria and procedures, diversification and regular monitoring by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock market movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

EXCHANGE OPTION--MUNICIPAL INVESTMENT TRUST FUND ONLY.

     You may exchange Fund Units for units of certain other Defined Asset Funds subject only to a reduced sales charge. You may exchange your units of any Municipal Investment Trust Fund Intermediate Term Series with a regular maximum sales charge of at least 3.25%, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, for Units of this Fund at their relative net asset values, subject only to a reduced sales charge, or to any remaining Deferred Sales Charge, as applicable.

     To make an exchange, you should contact your financial professional to find out what suitable Exchange Funds are available and to obtain a prospectus. You may acquire units of only those Exchange Funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of Exchange Fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

     Upon writing or calling the Trustee shown on the back cover of Part A of this Prospectus, investors will receive at no cost to the investor supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of Bonds that may be part of the Fund's Portfolio, general risk disclosure concerning any letters of credit or insurance securing certain Bonds, and general information about the structure and operation of the Fund.

                                   APPENDIX A
DESCRIPTION OF RATINGS (AS DESCRIBED BY THE RATING COMPANIES THEMSELVES) STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW-HILL, INC.

     AAA--Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.
     AA--Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.
     A--Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.
     BBB--Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.
     BB, B, CCC, CC--Debt rated BB, B, CCC and CC is regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.
     The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.
     A provisional rating, indicated by 'p' following a rating, assumes the successful completion of the project being financed by the issuance of the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.
     * Continuance of the rating is contingent upon S&P's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows.
     NR--Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.
MOODY'S INVESTORS SERVICE, INC.
     Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge'. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.
     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.
     Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
     Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
     B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.
     Rating symbols may include numerical modifiers 1, 2 or 3. The numerical modifier 1 indicates that the security ranks at the high end, 2 in the mid-range, and 3 nearer the low end, of the generic category. These modifiers of rating symbols give investors a more precise indication of relative debt quality in each of the historically defined categories.
     Conditional ratings, indicated by 'Con.', are sometimes given when the security for the bond depends upon the completion of some act or the fulfillment of some condition. Such bonds are given a conditional rating that denotes their probable credit stature upon completion of that act or fulfillment of that condition.
     NR--Should no rating be assigned, the reason may be one of the following:
(a) an application for rating was not received or accepted; (b) the issue or issuer belongs to a group of securities that are not rated as a matter of policy; (c) there is a lack of essential data pertaining to the issue or issuer or (d) the issue was privately placed, in which case the rating is not published in Moody's publications.
FITCH INVESTORS SERVICE, INC.
     AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.
     AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.
     A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.
     BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.
     A '+' or a '-' sign after a rating symbol indicates relative standing in its rating.
DUFF & PHELPS CREDIT RATING CO.
     AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.
     AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic condtions.
     A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.
     A '+' or a '-' sign after a rating symbol indicates relative standing in its rating.

                                   APPENDIX B

        SALES CHARGE SCHEDULES FOR DEFINED ASSET FUNDS, MUNICIPAL SERIES

     DEFERRED AND UP-FRONT SALES CHARGES. Units purchased during the first year of the Fund will be subject to periodic deferred and contingent deferred sales charges. Units purchased in the second through fifth year will be subject to an up-front sales charge as well as periodic deferred and contingent deferred sales charges. Units purchased thereafter will be subject only to an up-front sales charge. During the first five years of the Fund, a fixed periodic deferred sales charge of $2.75 per Unit is payable on 20 quarterly payment dates occurring on the 10th day of February, May, August and November, commencing no earlier than 45 days after the initial date of deposit. Investors purchasing Units on the initial date of deposit and holding for at least five years, for example, would incur total periodic deferred sales charges of $55.00 per Unit. Because of the time value of money, however, as of the initial date of deposit this periodic deferred sales charge obligation would, at current interest rates, equate to an up-front sales charge of approximately 4.75%.

     The Public Offering Price subsequent to the Initial Date of Deposit will fluctuate. As the periodic deferred sales charge is a fixed dollar amount irrespective of the Public Offering Price, it will represent a varying percentage of the Public Offering Price. An up-front sales charge will be imposed on all unit purchases after the first year of the Fund. The following table illustrates the combined maximum up-front and periodic deferred sales charges that would be incurred by an investor who purchases Units at the beginning of each of the first five years of the Fund (based on a constant Unit price) and holds them through the fifth year of the Fund:

                                                                                                        TOTAL
                                                                                                     UP-FRONT AND
                                                   UP-FRONT SALES CHARGE            MAXIMUM            PERIODIC
                                                                                      AMOUNT      DEFERRED SALES
                                                                                DEFERRED PER             CHARGES
                                                                                $1,000 INVESTED  PER $1,000 INVESTED
                   -----------------------------------------------------------  ---------------  --------------------
 YEAR OF UNIT      AS PERCENT OF PUBLIC   AS PERCENT OF NET      AMOUNT PER
     PURCHASE       OFFERING PRICE        AMOUNT INVESTED      $1,000 INVESTED
-----------------  ---------------------  -------------------  ---------------
            1                 None                  None               None        $   55.00          $    55.00
            2                 1.10%                 1.11%         $   11.00            44.00               55.00
            3                 2.20                  2.25              22.00            33.00               55.00
            4                 3.30                  3.41              33.00            22.00               55.00
            5                 4.40                  4.60              44.00            11.00               55.00

     CONTINGENT DEFERRED SALES CHARGE. Units redeemed or repurchased within 4 years after the Fund's initial date of deposit will not only incur the periodic deferred sales charge until the quarter of redemption or repurchase but will also be subject to a contingent deferred sales charge:

 YEAR SINCE FUND'S    CONTINGENT DEFERRED
  INITIAL DATE OF     SALES CHARGE PER
      DEPOSIT                    UNIT
--------------------  --------------------
         1                 $    25.00
         2                      15.00
         3                      10.00
         4                       5.00
  5 and thereafter               None

     The contingent deferred sales charge is waived on any redemption or repurchase of Units after the death (including the death of a single joint tenant with rights of survivorship) or disability (as defined in the Internal Revenue Code) of an investor, provided the redemption or repurchase is requested within one year of the death or initial determination of disability. The Sponsors may require receipt of satisfactory proof of disability before releasing the portion of the proceeds representing the amount of the contingent deferred sales charge waived.

     To assist investors in understanding the total costs of purchasing units during the first four years of the Fund and disposing of those units by the fifth year, the following tables set forth the maximum combined up-front, periodic and contingent deferred sales charges that would be incurred (assuming a constant Unit price) by an investor:

                    UNITS PURCHASED ON INITIAL OFFERING DATE

  YEAR OF UNIT                              DEFERRED SALES    CONTINGENT DEFERRED
   DISPOSITION       UP-FRONT SALES CHARGE         CHARGE       SALES CHARGE       TOTAL SALES CHARGES
-------------------  ---------------------  ----------------  -------------------  -------------------
             1                  None           $    11.00          $   25.00            $   36.00
             2                  None                22.00              15.00                37.00
             3                  None                33.00              10.00                43.00
             4                  None                44.00               5.00                49.00
             5                  None                55.00               0.00                55.00

                  UNITS PURCHASED ON FIRST ANNIVERSARY OF FUND

 YEAR OF UNIT                             DEFERRED SALES    CONTINGENT DEFERRED
  DISPOSITION      UP-FRONT SALES CHARGE         CHARGE       SALES CHARGE       TOTAL SALES CHARGES
-----------------  ---------------------  ----------------  -------------------  -------------------
            2            $   11.00           $    11.00          $   15.00            $   37.00
            3                11.00                22.00              10.00                43.00
            4                11.00                33.00               5.00                49.00
            5                11.00                44.00               0.00                55.00

                 UNITS PURCHASED ON SECOND ANNIVERSARY OF FUND

  YEAR OF UNIT                              DEFERRED SALES    CONTINGENT DEFERRED
   DISPOSITION       UP-FRONT SALES CHARGE         CHARGE       SALES CHARGE       TOTAL SALES CHARGES
-------------------  ---------------------  ----------------  -------------------  -------------------
             3             $   22.00           $    11.00          $   10.00            $   43.00
             4                 22.00                22.00               5.00                49.00
             5                 22.00                33.00               0.00                55.00

                  UNITS PURCHASED ON THIRD ANNIVERSARY OF FUND

 YEAR OF UNIT                             DEFERRED SALES    CONTINGENT DEFERRED
  DISPOSITION      UP-FRONT SALES CHARGE         CHARGE       SALES CHARGE       TOTAL SALES CHARGES
-----------------  ---------------------  ----------------  -------------------  -------------------
            4            $   33.00           $    11.00          $    5.00            $   49.00
            5                33.00                22.00               0.00                55.00

                 UNITS PURCHASED ON FOURTH ANNIVERSARY OF FUND

 YEAR OF UNIT                             DEFERRED SALES    CONTINGENT DEFERRED
  DISPOSITION      UP-FRONT SALES CHARGE         CHARGE       SALES CHARGE       TOTAL SALES CHARGES
-----------------  ---------------------  ----------------  -------------------  -------------------
            5            $   44.00           $    11.00          $    0.00            $   55.00

                                   APPENDIX C

           SALES CHARGE SCHEDULES FOR MUNICIPAL INVESTMENT TRUST FUND
                                INITIAL OFFERING

                                                      SALES CHARGE
                                       (GROSS UNDERWRITING PROFIT)
                                     ----------------------------------
                                      AS PERCENT OF       AS PERCENT OF  DEALER CONCESSION AS
                                     OFFER SIDE PUBLIC     NET AMOUNT    PERCENT OF PUBLIC
NUMBER OF UNITS                      OFFERING PRICE          INVESTED     OFFERING PRICE
-----------------------------------  -------------------  -------------  ---------------------

           MONTHLY PAYMENT SERIES, MULTISTATE SERIES, INSURED SERIES
Less than 250......................            4.50%            4.712%             2.925%
250 - 499..........................            3.50             3.627              2.275
500 - 749..........................            3.00             3.093              1.950
750 - 999..........................            2.50             2.564              1.625
1,000 or more......................            2.00             2.041              1.300

                   INTERMEDIATE SERIES (TEN YEAR MATURITIES)
Less than 250......................            4.00%            4.167%             2.600%
250 - 499..........................            3.00             3.093              1.950
500 - 749..........................            2.50             2.564              1.625
750 - 999..........................            2.00             2.041              1.300
1,000 or more......................            1.50             1.523              0.975

              INTERMEDIATE SERIES (SHORT INTERMEDIATE MATURITIES)

Less than 250......................            2.75%            2.828%             1.788%
250 - 499..........................            2.25             2.302              1.463
500 - 749..........................            1.75             1.781              1.138
750 - 999..........................            1.25             1.266              0.813
1,000 or more......................            1.00             1.010              0.650

                                SECONDARY MARKET

                  ACTUAL SALES CHARGE AS   DEALER CONCESSION AS
                  PERCENT OF EFFECTIVE     PERCENT OF EFFECTIVE
NUMBER OF UNITS       SALES CHARGE             SALES CHARGE
----------------  -----------------------  -----------------------
1-249                          100%                      65%
250-499                         80                       52
500-749                         60                       39
750-999                         45                    29.25
1,000 or more                   35                    22.75

               EFFECTIVE SALES CHARGE COMMENCING JANUARY 16, 1996

                                  AS PERCENT      AS PERCENT
            TIME TO               OF BID SIDE      OF PUBLIC
            MATURITY              EVALUATION   OFFERING PRICE
--------------------------------  -----------  -----------------
Less than six months                       0%              0%
Six months to less than 1 year         0.503            0.50
1 year to less than 2 years            1.010            1.00
2 years to less than 3 years           1.523            1.50
3 years to less than 4 years           2.302            2.25
4 years to less than 5 years           2.828            2.75
5 years to less than 6 years           3.093            3.00
6 years to less than 7 years           3.359            3.25
7 years to less than 8 years           3.627            3.50
8 years to less than 9 years           4.167            4.00
9 years to less than 12 years          4.439            4.25
12 years to less than 15 years         4.712            4.50
15 years or more                       5.820            5.50

     For this purpose, a Bond will be considered to mature on its stated maturity date unless: it has been called for redemption; (although not called) its yield to maturity is more than 40 basis points higher than its yield to any call date; funds or securities have been placed in escrow to redeem it on an earlier date; or the Bond is subject to a mandatory tender. In each of these cases the earlier date will be considered the maturity date.

                        MUNICIPAL INVESTMENT TRUST FUND
                               MULTISTATE SERIES
                              DEFINED ASSET FUNDS
I want to learn more about automatic reinvestment in the Investment Accumulation Program. Please send me information about participation in the Municipal Fund Accumulation Program, Inc. and a current Prospectus.
My name (please
print) _________________________________________________________________________
My address (please print):
Street and Apt.
No. ____________________________________________________________________________
City, State, Zip
Code ___________________________________________________________________________
This page is a self-mailer. Please complete the information above, cut along the dotted line, fold along the lines on the reverse side, tape, and mail with the Trustee's address displayed on the outside.

BUSINESS REPLY MAIL                                              NO POSTAGE
FIRST CLASS     PERMIT NO. 1313     NEW YORK, NY                 NECESSARY
                                                                 IF MAILED
POSTAGE WILL BE PAID BY ADDRESSEE                                  IN THE
          THE BANK OF NEW YORK                                 UNITED STATES
          UNIT INVESTMENT TRUST DEPARTMENT
          P.O. BOX 974
          WALL STREET STATION
          NEW YORK, NY 10268-0974


--------------------------------------------------------------------------------
                            (Fold along this line.)
--------------------------------------------------------------------------------
                            (Fold along this line.)

                             Defined
                             Asset FundsSM

SPONSORS:                          MUNICIPAL INVESTMENT
Merrill Lynch,                     TRUST FUND
Pierce, Fenner & Smith IncorporatedMultistate Series--201
Defined Asset Funds                (Unit Investment Trusts)
P.O. Box 9051,
Princeton, NJ                      This Prospectus does not contain all of the
08543-9051                         information with respect to the investment
(609) 282-8500                     company set forth in its registration
Smith Barney Inc.                  statement and exhibits relating thereto which
388 Greenwich Street--23rd Floor,  have been filed with the Securities and
New York, NY                       Exchange Commission, Washington, D.C. under
10013                              the Securities Act of 1933 and the Investment
(800) 223-2532                     Company Act of 1940, and to which reference
PaineWebber Incorporated           is hereby made.
1285 Avenue of the Americas,       ------------------------------
New York, NY                       No person is authorized to give any
10019                              information or to make any representations
(201) 902-3000                     with respect to this investment company not
Prudential Securities Incorporated contained in this Prospectus; and any
One Seaport Plaza--199 Water       information or representation not contained
Street,                            herein must not be relied upon as having been
New York, NY                       authorized.
10292                              ------------------------------
(212) 776-1000                     When Units of this Fund are no longer
Dean Witter Reynolds Inc.          available this Prospectus may be used as a
Two World Trade Center--59th Floor,preliminary prospectus for a future series,
New York, NY                       and investors should note the following:
10048                              Information contained herein is subject to
(212) 392-2222                     amendment. A registration statement relating
EVALUATOR:                         to securities of a future series has been
Kenny S&P Evaluation Services,     filed with the Securities and Exchange
a division of J. J. Kenny Co., Inc.Commission. These securities may not be sold
65 Broadway, New York, NY 10019    nor may offers to buy be accepted prior to
TRUSTEE:                           the time the registration statement becomes
The Bank of New York               effective.
(a New York Banking Corporation)   This Prospectus shall not constitute an offer
Box 974--Wall Street Division      to sell or the solicitation of an offer to
New York, NY 10268-0974            buy nor shall there be any sale of these
1-800-221-7771                     securities in any State in which such offer
                                   solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                      15183--2/96

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                               IDENTIFICATION           DATE
                                                                   NUMBER              FILED
                                                            ----------------------------------------
   I.  Bonding Arrangements and Date of Organization of the
            Depositors filed pursuant to Items A and B of
            Part II of the Registration Statement on Form
            S-6 under the Securities Act of 1933:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                          2-52691             1/17/95
            Smith Barney Inc. ..............................      33-29106            6/29/89
            PaineWebber Incorporated........................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-61418             4/26/78
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78
   II.  Information as to Officers and Directors of the
            Depositors filed pursuant to Schedules A and D
            of Form BD under Rules 15b1-1 and 15b3-1 of the
            Securities Exchange Act of 1934:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                           8-7221         5/26/94, 6/29/92
            Smith Barney Inc. ..............................       8-8177         8/29/94, 8/2/93
            PaineWebber Incorporated........................      8-16267         4/20/94, 7/31/86
            Prudential Securities Incorporated..............      8-27154         6/30/94, 6/20/88
            Dean Witter Reynolds Inc. ......................      8-14172         2/23/94, 4/9/91
   III.  Charter documents of the Depositors filed as
            Exhibits to the Registration Statement on Form
            S-6 under the Securities Act of 1933 (Charter,
            By-Laws):
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                      2-73866, 2-77549    9/22/81, 6/15/82
            Smith Barney Inc. ..............................      33-20499            3/30/88
            PaineWebber Incorporated........................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-52947              3/4/75
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78
B.  The Internal Revenue Service Employer Identification
Numbers of the Sponsors and Trustee are as follows:
            Merrill Lynch, Pierce, Fenner & Smith
Incorporated                                                     13-5674085
            Smith Barney Inc. ..............................     13-1912900
            PaineWebber Incorporated........................     13-2638166
            Prudential Securities Incorporated..............     22-2347336
            Dean Witter Reynolds Inc. ......................     94-0899825

            The Bank of New York, Trustee...................     13-4941102


                                  UNDERTAKING

The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance
Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.
                                      II-1

         SERIES OF MUNICIPAL INVESTMENT TRUST FUND, EQUITY INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Municipal Investment Trust Fund:
  Thirty-Eighth Intermediate Term Series....................            2-84267
  Thirty-Eighth Insured Series..............................            2-96953
  Four Hundred Thirty-Eighth Monthly Payment Series.........           33-16561
  Multistate Series 6E......................................           33-29412
  Multistate Series--48.....................................           33-50247
  Multistate Series--83.....................................           33-57443
Defined Asset Funds Municipal Insured Series................           33-54565
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference
Sheet to the Registration Statement of Defined Asset Funds Municipal Insured
Series, 1933 Act File No. 33-54565).
     The Prospectus.
     Additional Information not included in the Prospectus (Part II).
The following exhibits:

1.1            --Form of Trust Indenture (incorporated by reference to Exhibit
                 1.1 to the Registration Statement of Municipal Investment Trust
                 Fund, Multistate Series--89, 1933 Act File No. 33-58531.
1.1.1          --Form of Standard Terms and Conditions of Trust Effective
                 October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund,
                 Multistate Series--48, 1933 Act File No. 33-50247).
1.2            --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The
                 Corporate Income Fund, One Hundred Ninety-Fourth Monthly
                 Payment Series, 1933 Act File No. 2-90925).
2.1            --Form of Certificate of Beneficial Interest (included in Exhibit
               1.1.1).
3.1            --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
4.1.1          --Consent of the Evaluator.
4.1.2          --Consent of the Ratings Agency.
5.1            --Consent of independent accountants.

9.1            --Information Supplement.


                                      R-1

                        MUNICIPAL INVESTMENT TRUST FUND
                             MULTISTATE SERIES--201


                              DEFINED ASSET FUNDS

                                   SIGNATURES

     The registrant hereby identifies the series numbers of Municipal Investment
Trust Fund, Equity Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS
DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION
STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY
AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 29TH DAY OF
FEBRUARY 1996.

             SIGNATURES APPEAR ON PAGES R-3, R-4, R-5, R-6 AND R-7.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or
Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Smith Barney Inc.
has signed this Registration Statement or Amendment to the Registration
Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Prudential
Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds
Inc. has signed this Registration Statement or Amendment to the Registration
Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
                                      R-2

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466 and 33-51607

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By
       ERNEST V. FABIO
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)
                                      R-3

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Number:
                                                              33-49753 and
                                                              33-51607

      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      JEFFREY LANE
      ROBERT H. LESSIN
      By MICHAEL J. BROPHY
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)
                                      R-4

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors of PaineWebber               Number: 33-55073
  Incorporated:

      DONALD J. MARRON
      JOSEPH J. GRANO, JR.
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)
                                      R-5

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Executive Committee of the Board      Act File Number: 33-41631
  of Directors of
  Prudential Securities Incorporated:

      ALAN D. HOGAN
      GEORGE A. MURRAY
      LELAND B. PATON
      HARDWICK SIMMONS
      By
       RICHARD R. HOFFMANN
       (As authorized signatory for Prudential Securities
       Incorporated and Attorney-in-fact for the persons listed above)
                                      R-6

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following
  the Board of Directors of Dean Witter     1933 Act File Number: 33-17085
  Reynolds Inc.:

      NANCY DONOVAN
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      STEPHEN R. MILLER
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-7

